Voya Select Multi-Index 5 & 7

Modified Single Premium Deferred Annuity Contracts

Issued By Voya Retirement Insurance and Annuity Company

This prospectus sets forth the information you ought to know before investing. You should keep the prospectus for future reference. Additional information has been filed with the Securities and Exchange Commission ("SEC") and is available upon written or oral request without charge. **As of October 31, 2011, we are no longer offering this Contract for sale to new purchasers**.

The SEC maintains a website (www.sec.gov) that contains material incorporated by reference and other information about us, which we file electronically. The reference number assigned to this offering of securities is 333-162420.

How to reach us…

	Customer Service
Call:	(888) 854-5950
Write:	P.O. Box 10450, Des Moines, Iowa, 50306-0450
Visit:	voya.com

The Contract provides a means for you to allocate to one or more Strategies using one or more Indexes, as applicable.

The Strategies currently available under your contract: Fixed Rate, *or*

Point-to-Point Cap Index…

Using one or any of these Index(es): S&P MidCap 400®
S&P 500®
EURO STOXX 50®
Russell 2000®

See Pages 18 and 20, respectively. Although the Contract guarantees the availability of the Fixed Rate Strategy and the Point-to-Point Cap Index Strategy, there is no guarantee that the same or similar Indexes will always be available under the Point-to-Point Cap Index Strategy. We may in the future: add an Index or cease to accept Additional Premiums or Reallocations to an Index; decide to eliminate an Index; or need to substitute an Index. See Pages 6 and 14. The Contract will have at least one Index available at all times. If you do not wish to reallocate to another available Index (or the Fixed Rate Strategy), you may Surrender the Contract. A Surrender Charge may apply. As a consequence, the amount of the Accumulation Value that you receive could be less than the Premium you originally paid into the Contract.

The SEC has not approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

PLEASE REFER TO PAGE 5 OF THIS PROSPECTUS FOR A DISCUSSION OF THE RISK FACTORS ASSOCIATED WITH THE CONTRACT.

<u>**NOT**</u>: **FDIC/NCUA INSURED; A DEPOSIT OF A BANK; BANK GUARANTEED; OR INSURED BY ANY FEDERAL GOVERNMENT AGENCY. <u>MAY LOSE VALUE</u>.**

<u>**RIGHT TO EXAMINE AND RETURN THIS CONTRACT**</u>: You may return the contract within 20 days of its receipt (or longer as state law may require or when issued as a replacement contract). If so returned, we will promptly pay you the Premium paid and not previously surrendered, as of the date the returned contract is received by us. See Page 30.

<u>**EXCHANGES**</u>: Your agent should only recommend an exchange (replacement) if it is in your best interest and only after evaluating your personal and financial situation and needs, tolerance for risk and the financial ability to pay for the contract.

We pay compensation to broker/dealers whose registered representatives sell the contract. See Page 31.

May 1, 2015

Contents

Glossary

This glossary defines the special terms used throughout the prospectus. A special term used in only one section of the prospectus is defined there. The Page references are to sections of the prospectus where more information can be found about a special term.

Accumulation Value – On the Contract Date, the Accumulation Value equals the Initial Premium paid less any premium tax, if applicable. At any time after the Contract Date, the Accumulation Value equals the sum of the Accumulation Value for each Allocation of Premium and Reallocation to a Strategy and associated Index, where applicable. See Page 15.

Additional Premium – Any payment, other than the Initial Premium, made by you and accepted by us for this Contract. See Page 12.

Allocation – Apportioning your Premium among available Strategies and Indexes, if applicable.

Allocation Anniversary – The same date as the applicable Allocation Date each year. If the Allocation Date is February 29th, in non-leap years, the Allocation Anniversary shall be March 1st.

Allocation Date – The date on which the Initial Premium, Reallocation or Additional Premium, as applicable, is allocated to any specific Strategy or Index.

Allocation Year – The period beginning on an Allocation Anniversary and ending on the day before the following Allocation Anniversary.

Annuitant – The individual designated by you as the individual upon whose life Annuity Payments will be based. There may be two Annuitants. See Page 10.

Annuity Payments – Periodic payments made by us to you or, subject to our consent in the event the payee is not a natural person, to a payee designated by you. See Page 27.

Annuity Plan – An option elected by you, or the contractually designated default option if none is elected, that determines the frequency, duration and amount of the Annuity Payments. See Page 28.

Beneficiary – The individual or entity you select to receive the Death Benefit. See Page 11.

Business Day – Any day that the New York Stock Exchange (NYSE) is open for trading, exclusive of federal holidays, or any day the Securities and Exchange Commission (SEC) requires that mutual funds, unit investment trusts or other investment portfolios be valued.

Cash Surrender Value – The amount you receive upon full Surrender of this Contract. See Page 23.

Company, we, us or our – Voya Retirement Insurance and Annuity Company (VRIAC), a stock company domiciled in Connecticut. See Page 7.

Contingent Annuitant – The individual who is not an Annuitant and will become the Annuitant if all named Annuitants die prior to the Maturity Date and the Death Benefit is not otherwise payable. See Page 10.

Contract – This Modified Single Premium Deferred Annuity Contract.

Contract Anniversary – The same day and month each year as the Contract Date. If the Contract Date is February 29th, in non-leap years, the Contract Anniversary shall be March 1st.

Contract Date – The date on which this Contract becomes effective.

Contract Year – The period beginning on a Contract Anniversary (or, in the first Contract Year only, beginning on the Contract Date) and ending on the day preceding the next Contract Anniversary.

Death Benefit – The amount payable to the Beneficiary upon death of any Owner (or, if the Owner is not a natural person, upon the death of any Annuitant) prior to the Maturity Date. See Page 25.

Endorsements – Attachments to this Contract that add, change or supersede its terms or provisions.

Fixed Rate Strategy – The Strategy that applies the declared Fixed Rate Strategy Interest Rate to the applicable Premium or Reallocation of Accumulation Value. See Page 18.

Fixed Rate Strategy Interest Rate – The declared annual interest rate applicable to the Fixed Rate Strategy.

Guarantee Period – The 5- and 7-year periods from the Contract Date during which the Initial Minimum Guaranteed Strategy Value Rate will not change for Select Multi-Index 5 and Select Multi-Index 7 Contracts, respectively.

Index – An index available under the Point-to-Point Cap Index Strategy. See Page 20.

Index Cap – The maximum Index Credit that may be applied at the end of each Indexing Period. It is declared annually in advance and is guaranteed for one year, unless that Premium or Reallocation is reallocated to another Strategy or Index. See Page 19.

Index Credit – The rate credited to each Premium and Reallocation of Accumulation Value allocated to the Point-to-Point Cap Index Strategy and is based on the performance of the applicable Index as measured over the Indexing Period. See Page 19.

Index Change – The percentage of change in an applicable Index during an Indexing Period, which is used to calculate the Index Credit under the Point-to-Point Cap Index Strategy. See Page 18.

Index Number – The value of the Index. It excludes any dividends that may be paid by the firms that comprise the Index. See Page 18.

Indexing Period – The period over which the Index Cap is guaranteed and the Index Credit is calculated. See Page 18.

Initial Minimum Guaranteed Strategy Value Rate – The Minimum Guaranteed Strategy Value Rate during the Guarantee Period. See Page 16.

Initial Premium – The payment made by you to us to put this Contract into effect. See Page 12.

Irrevocable Beneficiary – A Beneficiary whose rights and interests under this Contract cannot be changed without his, her or its consent. See Page 11.

Joint Owner – An individual who, along with another individual Owner, is entitled to exercise the rights incident to ownership. Both Joint Owners must agree to any change or the exercise of any rights under the Contract. The Joint Owner may not be an entity and may **not** be named if the Owner is an entity. See Page 10.

Maturity Date – The Contract Anniversary following the oldest Annuitant's attainment of age 90 (or age 85 if the Contract was issued prior to January 3, 2011), on which the Proceeds are used to determine the amount paid under the Annuity Plan chosen. For additional information, including state specific variations for contracts issued in Florida, Minnesota and Montana see Page 27.

Minimum Guaranteed Strategy Value – A value equal to 87.5% (90% for Contracts issued in New Jersey) of the portion of the Premium allocated to a Strategy (less premium taxes, if applicable), *plus* Reallocations into that Strategy, *minus* Reallocations and Surrenders taken from Accumulation Value in that Strategy, *plus* interest credited and compounded daily in a manner to yield the applicable Minimum Guaranteed Strategy Value Rate. See Page 16.

Minimum Guaranteed Strategy Value Rate – The annual rate used in the calculation of the Minimum Guaranteed Strategy Value, which is set on the Contract Date and subject to reset beginning on and after the Contract Anniversary following the Guarantee Period. See Page 16. (The Minimum Guaranteed Strategy Value Rate will not change during the Guarantee Period. We refer to the Minimum Guaranteed Strategy Value Rate as the Initial Minimum Guaranteed Strategy Value Rate during the Guarantee Period.)

Notice to Us – Notice made in a form that: (1) is approved by or is acceptable to us; (2) has the information and any documentation we determine in our sole discretion to be necessary to take the action requested or exercise the right specified; and (3) is received by us at our Customer Service Center at the address specified on Page 1. Under certain circumstances, we may permit you to make Notice to Us by telephone or electronically.

Owner – The individual (or entity) who is entitled to exercise the rights incident to ownership. The terms "you" or "your," when used in this prospectus, refer to the Owner. See Page 10.

Point-to-Point Cap Index Strategy – The Strategy that credits interest to the applicable Premium or Reallocation of Accumulation Value based on the Index Change of the Index over the Indexing Period.

Premium – Collectively the Initial Premium and any Additional Premium. See Pages 12.

Premium Allocation Percentage – The percentage of Premium allocated to any specific Strategy.

Proceeds – The greater of the Minimum Guaranteed Contract Value or the Accumulation Value. See Pages 16 and 15, respectively.

Qualified Institutional Care – For Contracts issued in Washington, care provided in a hospital, skilled or intermediate nursing home, congregate care facility, adult family home, or other facility certified or licensed by the state primarily affording diagnostic, preventative, therapeutic, rehabilitative, maintenance or person care services. Such facility provides twenty-four hour nursing services on its premises or in facilities available to the institution on a formal prearranged basis. See Page 9.

Qualifying Medical Professional – A legally licensed practitioner of the healing arts who: (1) is acting within the scope of his or her license; (2) is not a resident of your household or that of the Annuitant; and (3) is not related to you or the Annuitant by blood or marriage. For Contracts issued in Pennsylvania only, a Qualifying Medical Professional cannot be a member of your or the Annuitant's immediate family (i.e., parents, spouse, children, siblings and parental in-laws). See Page 9.

Reallocation – To change the Strategy and/or Index applicable to a portion or all of the Accumulation Value. See Page 14.

Right to Examine and Return this Contract – The period of time during which you have the right to return the Contract for any reason, or no reason at all, and receive the Premium paid and not previously Surrendered. See Page 30.

Strategy – The interest crediting strategy available under this Contract. See Page 18.

Surrender – A transaction in which all or a part of the Accumulation Value is taken from the Contract. See Page 23.

Surrender Charge – A charge that is applied to certain full or partial Surrenders during the first five Contract Years, or the first seven Contract Years, as applicable, and will reduce the amount paid to you. See Page 8.

Surrender Charge Free Amount – Equals 10% of the Contract's Accumulation Value as determined on the date of the first partial Surrender during the Contract Year. This is the amount you may Surrender without any Surrender Charge. See Page 8.

Tax Code – The Internal Revenue Code of 1986, as amended.

Terminal Condition – An illness or injury that results in a life expectancy of twelve months or less, as measured from the date of diagnosis by a Qualifying Medical Professional.

Summary – Contract Charges, Strategies and Risk Factors

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract.

A **SURRENDER CHARGE** will apply to certain full or partial Surrenders according to one of the schedules below. The rate of the Surrender Charge is a percentage of the Accumulation Value withdrawn. The Surrender Charge will diminish each Contract Year. The Surrender Charge is deducted from the Accumulation Value. The surrender charge schedule will depend on the Contract you purchase.

Select Multi-Index 5

Full years since Contract Date	1	2	3	4	5	6+
Surrender Charge	8%	7%	6%	5%	4%	0%

Select Multi-Index 7

Full years since Contract Date	1	2	3	4	5	6	7	8+
Surrender Charge	9%	8%	7%	6%	5%	4%	3%	0%

A charge for **PREMIUM TAXES** may also be deducted. See Page 10.

The Contract provides a means for you to allocate Premium and reallocate Accumulation Value to one or more **STRATEGIES** using one or more Indexes, as applicable. Two Strategies are available:

- Fixed Rate Strategy – With the Fixed Rate Strategy, interest is credited daily on the Accumulation Value at a rate that is guaranteed never to be less than the Fixed Rate Strategy Minimum Guaranteed Interest Rate. See Page 18.
- Point-to-Point Cap Index Strategy – With the Point-to-Point Cap Index Strategy, the Accumulation Value depends on the performance of an index. The Contract defines as the Index Credit the amount attributable to index performance that is used in calculating the Accumulation Value. Index credits are applied to the Accumulation Value at the end of the relevant period. There are no partial index credits. See Page 18.

Which Strategy is right for you depends on your investment time horizon, need for liquidity and risk tolerance. The Contract and its Strategies are not designed to be short-term investments.

RISK FACTORS

Purchasing the Contract involves certain risks. Additional information about these risks appears under "Surrender Charge" on Page 8, and "Surrenders" on Page 23. You should carefully consider your personal tax situation, and the expected federal income tax treatment, with a tax and/or legal advisor before you purchase a Contract. See Page 35 for a discussion of some general tax considerations.

Liquidity Risk – The Contract is designed for long-term investment and should be held for at least the length of the surrender charge period. The Surrender Charge Free Amount provides some liquidity. However, if you withdraw more than the Surrender Charge Free Amount, a Surrender Charge may apply, which could result in loss of principal and earnings. Because the Contract provides only limited liquidity during the surrender charge period, it is not suitable for short-term investment.

Investment Risk for the Fixed Rate Strategy – The investment risk and return characteristics for the Fixed Rate Strategy are similar to those of typical of fixed annuities. Accumulation Value in the Fixed Rate Strategy provides a fixed rate of return. The Company guarantees principal and credited interest, and provides for no participation in equity or other markets. In the case of a Surrender, interest will be credited on the portion of the Fixed Rate Strategy's Accumulation Value surrendered up to the date of the Surrender. However, a Surrender Charge may apply to certain full or partial Surrenders, which could result in the loss of principal and earnings. Because of the Surrender Charge, you bear the risk that you may receive less than your principal.

Investment Risk for the Point-to-Point Cap Index Strategy – The investment risk and return characteristics for the Point-to-Point Cap Index Strategy are expected to fall in between those typical of fixed annuities and those typical of equity mutual funds or variable annuities. A fixed annuity guarantees principal, and provides for no participation in equity or other markets. A variable annuity does not guarantee principal, and may provide for up to 100% participation in equity or other markets. Long-term returns under the Point-to- Point Cap Index Strategy may be higher than those offered by a typical fixed annuity, but will be more volatile than under a fixed annuity as the Index fluctuates. The guarantees under the Contract may make the Point-to-Point Cap Index Strategy more suitable than direct equity investment for risk-averse Owners. However, expected long-term returns of the Point-to-Point Cap Index Strategy will be lower than those for equity mutual funds or variable annuities. As Strategies linked to an index do not offer any guaranteed minimum Index Credit, you are assuming the risk that an investment in the Point-to-Point Cap Index Strategy could offer no return. Furthermore, amounts withdrawn from the Point-to-Point Cap Index Strategy prior to the end of the indexing period (the period over which the Index Credit is calculated) will not receive the Index Credit for that year.

We may Add an Index, or Cease to Accept Additional Premiums or Reallocations to an Index – We may add new Indexes as we deem appropriate, subject to approval by the insurance supervisory official in the jurisdiction in which the Contract is issued. Alternatively, we may cease to accept Additional Premiums to an Index at any time in our sole discretion. We may also cease to accept Reallocations to an Index (when you reallocate from one Index to another), or cease to permit Accumulation Value from continuing to be applied to an Index at the applicable Allocation Anniversary. The Contract will have at least one Index available at all times. **You bear the risk that we may not add new Indexes, or that fewer Indexes will be available than when you bought the Contract.**

We may decide to Eliminate an Index – We may eliminate an Index under the following conditions: the Index is discontinued by its sponsor; its composition is substantially changed; our agreement with the sponsor of the Index is terminated (see Page 20); or we determine that conditions in the capital markets do not permit us to effectively establish reasonable Index Caps (see Page 19). We will not eliminate an Index before the Allocation Anniversary of any and all your Allocations or Reallocations to the Index. In other words, we will not eliminate an Index to which Premium, any Additional Premiums or Accumulation Value is allocated until the end of the Indexing Period. Rather, in determining to eliminate an Index, we will cease accepting Additional Premiums or Reallocations to an Index, or cease to permit Accumulation Value from continuing to be applied to the Index at the applicable Allocation Anniversary, until you no longer have any Allocations or Reallocations to the Index, at which time the Index will be eliminated. See Page 14. The Contract will have at least one Index available at all times. **You bear the risk that fewer Indexes will be available than when you bought the Contract.**

We may need to Substitute an Index – We will substitute an Index only in the event that the Index is discontinued by its sponsor, or the circumstances under which our agreement with the sponsor is terminated do not allow sufficient time for us to eliminate the Index. If we need to substitute an Index before your Allocation Anniversary, we will designate an index that is comparable, which means the designated substitute Index would have a similar composition of underlying securities, sufficient liquidity for hedging and recognition in the marketplace. Also, we will designate a substitute Index that has similar performance. We will calculate the Index Credit using the performance of the designated substitute Index. The Index Credit will reflect the Index Change of the designated substitute Index over the Indexing Period, but still subject to the same Index Cap that we declared at the beginning of the Indexing Period. The designated substitute Index may perform differently than the discontinued Index. Substituting an Index, however, will not affect the minimum guarantees for the Strategy. See Page 14. You bear the risk that the Index Credit attributable to the designated substitute Index may not be as great as the Index Credit you might have been anticipating based on the discontinued Index (had the index sponsor not discontinued the Index).

The Fixed Rate Strategy is the Default when an Index is Eliminated – We will notify you in writing at least 30 days in advance of the date on which an Index will be eliminated. We will not eliminate an Index before the Allocation Anniversary of any and all Allocations to the Index. During the 30 days following each Allocation Anniversary, you may reallocate Accumulation Value in the Index to be eliminated that corresponds to the relevant Allocation Anniversary to another available Strategy or Index without penalty. If we do not receive direction from you, we will reallocate such Accumulation Value to the Fixed Rate Strategy, where it will remain allocated until the next Allocation Anniversary. You will bear the investment risk of this Reallocation attributable to the Fixed Rate Strategy during the succeeding Allocation Year.

Loss of Principal – Surrenders of Accumulation Value in excess of the Contract's Surrender Charge Free Amount are subject to a Surrender Charge. See Page 8. You bear the risk of loss that you may receive less than your principal after any Surrender Charge is deducted.

The Company's Claims Paying Ability – The Contract is not a separate account product. This means that the assets supporting the Contract are not held in a separate account of VRIAC for the benefit of Owners of the Contract and not insulated from the claims of our creditors. Your guarantees will be paid from our general account and, therefore, are subject to our claims paying ability. See Page 7.

Voya Retirement Insurance and Annuity Company

Organization and Operation

Voya Retirement Insurance and Annuity Company (the "Company," we," "us," "our") issues the Contract described in this prospectus and is responsible for providing the Contract's insurance and annuity benefits. All guarantees and benefits provided under the Contract that are not related to the separate account are subject to the claims paying ability of the Company and our general account. We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976. Through a merger, our operations include the business of Aetna Variable Annuity Life Insurance Company (formerly known as Participating Annuity Life Insurance Company, an Arkansas life insurance company organized in 1954). Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company. From January 1, 2002, until August 31, 2014, the Company was known as ING Life Insurance and Annuity Company.

We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya®"), which until April 7, 2014, was known as ING U.S., Inc. In May, 2013, the common stock of Voya began trading on the New York Stock Exchange under the symbol "VOYA" and Voya completed its initial public offering of common stock.

Voya was an affiliate of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. On March 9, 2015, ING completed a public secondary offering of Voya common stock (the "March 2015 Offering") and also completed the sale of Voya common stock to Voya pursuant to the terms of a share repurchase agreement (the "March 2015 Direct Share Buyback") (the March 2015 Offering and the March 2015 Direct Share Buyback collectively, the "March 2015 Transactions"). Upon completion of the March 2015 Transactions, ING has exited its stake in Voya common stock. As a result of the completion of the March 2015 Transactions, ING has satisfied the provisions of its agreement with the European Union regarding the divestment of its U.S. insurance and investment operations, which required ING to divest 100% of its ownership interest in Voya together with its subsidiaries, including the Company by the end of 2016.

We are engaged in the business of issuing life insurance and annuities. Our principal executive offices are located at:

One Orange Way
Windsor, Connecticut 06095-4774

Regulatory Matters - the Company and the Industry

As with many financial services companies, the Company and its affiliates periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with examinations, inquiries, investigations and audits of the products and practices of the Company or the financial services industry. These currently include an inquiry regarding the Company's policy for correcting errors made in processing trades for ERISA plans or plan participants. Some of these investigations, examinations, audits and inquiries could result in regulatory action against the Company. The potential outcome of the investigations, examinations, audits, inquiries and any such regulatory action is difficult to predict but could subject the Company to adverse consequences, including, but not limited to, additional payments to plans or participants, disgorgement, settlement payments, penalties, fines, and other financial liability and changes to the Company's policies and procedures, the financial impact of which cannot be estimated at this time, but management does not believe will have a material adverse effect on the Company's financial position or results of operations. It is the practice of the Company and its affiliates to cooperate fully in these matters.

Product Regulation. Our annuity, retirement and investment products are subject to a complex and extensive array of state and federal tax, securities, insurance and employee benefit plan laws and regulations, which are administered and enforced by a number of different governmental and self-regulatory authorities, including state insurance regulators, state securities administrators, state banking authorities, the SEC, the Financial Industry Regulatory Authority ("FINRA"), the Department of Labor ("DOL"), the Internal Revenue Service ("IRS") and the Office of the Comptroller of the Currency ("OCC"). For example, U.S federal income tax law imposes requirements relating to insurance and annuity product design, administration and investments that are conditions for beneficial tax treatment of such products under the Tax Code. **See "Federal Tax Considerations" on Page 35 for further discussion of some of these requirements.** Additionally, state and federal securities and insurance laws impose requirements relating to insurance and annuity product design, offering and distribution and administration. Failure to administer product features in accordance with contract provisions or applicable law, or to meet any of these complex tax, securities or insurance requirements could subject us to administrative penalties imposed by a particular governmental or self-regulatory authority, unanticipated costs associated with remedying such failure or other claims, harm to our reputation, interruption of our operations or adversely impact profitability.

Charges

A Surrender Charge may apply to a full or partial Surrender. A charge for premium taxes may also be deducted.

Surrender Charge

A Surrender Charge may be deducted from the portion of the Accumulation Value being withdrawn in the following events:
- A full or partial Surrender while the applicable Surrender Charge schedule is in effect in an amount that is greater than 10% of the Contract's Accumulation Value, as determined on the date of the first partial Surrender during the Contract Year, which we refer to as the Surrender Charge Free Amount; or
- You apply the Cash Surrender Value to an Annuity Plan while the applicable Surrender Charge schedule is in effect.

The Surrender Charge is designed to recover the costs we incur in selling the Contract if you request a full or partial Surrender that is too early. The rate of the Surrender Charge is a percentage of the Accumulation Value withdrawn. The Surrender Charge will diminish each Contract Year. The percentage imposed at the time of a Surrender depends on the number of complete years that have elapsed since the Contract Date. Surrenders will be taken from the Accumulation Value in each Strategy in the same order as allocated (last in first out ("LIFO")) and in the same proportion as your Accumulation Value associated with the Strategy and any applicable Index relative to the total Accumulation Value. The surrender charge schedule will depend on the Contract you purchase.

Select Multi-Index 5

Full years since Contract Date	1	2	3	4	5	6+
Surrender Charge	8%	7%	6%	5%	4%	0%

Select Multi-Index 7

Full years since Contract Date	1	2	3	4	5	6	7	8+
Surrender Charge	9%	8%	7%	6%	5%	4%	3%	0%

We primarily invest in fixed income securities that correspond to the assumed duration of our contractual obligations. We generally assume a Select Multi-Index 5 Contract will be surrendered before a Select Multi-Index 7 Contract and a certain number of Contracts will be surrendered around the time the Surrender Charge schedule expires. Based on these assumptions, the Company will invest in shorter term fixed income securities for Select Multi-Index 5 Contracts and longer term fixed income securities for Select Multi-Index 7 Contracts. Fixed income securities of a longer duration tend to earn a higher rate of interest than those of a shorter duration. Therefore, if you elect the Surrender Charge schedule for the Select Multi-Index 5 Contract, we may credit a lower interest rate or index credit than if you elect the Surrender Charge schedule for the Select Multi-Index 7 Contract. The difference is not fixed and will vary based on market conditions, which we cannot predict.

No Surrender Charge applies to:
- The Surrender Charge Free Amount, which is the maximum amount you may withdraw each Contract Year without incurring a Surrender Charge (i.e., 10% of the Contract's Accumulation Value as determined on the date of the first partial Surrender during the Contract Year);
- The commencement of Annuity Payments that begin after the applicable Surrender Charge schedule ends;
- The portion of a Surrender in excess of the Surrender Charge Free Amount that is subject to the Required Minimum Distribution ("RMD") rules of the Tax Code; and
- A Reallocation during the 30 days following an Allocation Anniversary (see Page 14).

For Contracts issued in Florida, no Surrender Charge applies when we apply the Proceeds to an Annuity Plan on the Maturity Date (see Page 28).

The Contract has a waiver of Surrender Charge for Extended Medical Care or a Terminal Condition. Extended Medical Care means confinement in a Hospital or Nursing Home prescribed by a Qualifying Medical Professional. Terminal Condition means an illness or injury that results in a life expectancy of 12 months or less, as measured from the date of diagnosis by a Qualifying Medical Professional. Please see the table below for important state specific variations related to the waiver. For purposes of this waiver:

A **Hospital or Nursing Home** is defined as a hospital or a skilled care or intermediate care nursing facility:
- Operating as such according to applicable law; and
- At which medical treatment is available on a daily basis.
  - ➢ A Hospital or Nursing Home does **not** include a rest home or other facility whose primary purpose is to provide accommodations, board or personal care services to individuals who do not need medical or nursing care.

A **Qualifying Medical Professional** is defined as a legally licensed practitioner of the healing arts who:
- Is acting within the scope of his or her license;
- Is **not** a resident of your household or that of the Annuitant; and
- Is **not** related to you or the Annuitant by blood or marriage.

IMPORTANT NOTE: For Contracts issued in Pennsylvania only, a Qualifying Medical Professional cannot be a member of your or the Annuitant's immediate family (i.e., parents, spouse, children, siblings and parental in-laws).

To qualify for a waiver as a result of Extended Medical Care:
- You (or any Annuitant, if the Owner is a non-natural person) begin receiving Extended Medical Care on or after the first Contract Anniversary and receive such Extended Medical Care for at least 45 days during any continuous 60-day period; and
- Your request for a Surrender, together with satisfactory proof of such Extended Medical Care, must be provided by Notice to Us during the term of such Extended Medical Care or within 90 days after the last day that you received Extended Medical Care.

To qualify for a waiver as a result of a Terminal Condition:
- You (or any Annuitant, if the Owner is a non-natural person) must first be diagnosed by a Qualifying Medical Professional as having a Terminal Condition on or after the first Contract Anniversary; and
- Your request for a Surrender, together with satisfactory proof of such Terminal Condition, must be provided by Notice to Us.

We require the proof of Extended Medical Care or a Terminal Condition to be in writing and, where applicable, attested to by a Qualifying Medical Professional. We reserve the right in the Contract to require a secondary medical opinion by a Qualifying Medical Professional of our choosing. We will pay for any such secondary medical opinion.

State	Waiver for Extended Medical Care or a Terminal Condition Variation
Massachusetts, California and Texas	The waiver of Surrender Charge for Extended Medical Care or a Terminal Condition is not available.
Pennsylvania	You (or any Annuitant, if the Owner is a non-natural person) qualify for a waiver of Surrender Charge as a result of Extended Medical Care if you begin receiving Extended Medical Care on or after the first Contract Anniversary and receive such Extended Medical Care for at least 30 consecutive days during any continuous 60-day period. For purposes of this requirement, separate periods of Extended Medical Care occurring within six months of a previous period of Extended Medical Care for the same or related condition will be considered one continuous period of Extended Medical Care.
Washington	The waiver is available for Qualified Institutional Care or a Terminal Condition. Qualified Institutional Care means care provided in a hospital, skilled or intermediate nursing home, congregate care facility, adult family home, or other facility certified or licensed by the state primarily affording diagnostic, preventative, therapeutic, rehabilitative, maintenance or person care services. Such facility provides twenty-four hour nursing services on its premises or in facilities available to the institution on a formal prearranged basis.

Overnight Charge

You may choose to have a $20 overnight charge deducted from the net amount of a Surrender you would like sent to you by overnight delivery service.

Premium Tax

In certain states, the Premium you pay for the Contract is subject to a premium tax. A premium tax is generally any tax or fee imposed or levied on us by any state government or political subdivision thereof in consideration of your Premium received by us. Currently, the premium tax ranges from zero to 3.5%, depending on your state of residence. We reserve the right in the Contract to recoup the amount of any premium tax from the Accumulation Value if and when:

- The premium tax is incurred by us;
- The Proceeds or Cash Surrender Value, as applicable, are applied to an Annuity Plan; or
- You take a full or partial Surrender the Contract.

We reserve the right in the Contract to change the amount we charge for the premium tax if you change your state of residence. We do not expect to incur any other tax liability attributable to the Contract. We also reserve the right to charge for any other taxes as a result of any changes in applicable law.

The Annuity Contract

The Contract described in this prospectus is a modified single premium deferred annuity contract. The Contract is non-participating, which means that it will not pay dividends resulting from any of the surplus or earnings of the Company. We urge you to read the Contract because it defines your rights as an investor. The Contract consists of any attached application, amendment or Endorsements that are issued in consideration of the Initial Premium paid. The Contract provides a means for you to allocate Premium to one or more Strategies.

Owner

The Owner is the individual (or entity) entitled to exercise the rights incident to ownership. The Owner may be an individual or a non-natural person (e.g., a corporation or trust). We require the Owner to have an insurable interest in the Annuitant. See Page 30. Two individuals may own the Contract, which we refer to as Joint Owners. Joint Owners must agree to any changes or exercise of the rights under the Contract. The Death Benefit becomes payable if any Owner dies prior to the Maturity Date. If the Owner is a non-natural person, the Death Benefit becomes payable if any Annuitant dies prior to the Maturity Date. See Page 26. We will pay the Death Benefit to the Beneficiary (see below).

Joint Owner

For Contracts purchased with after-tax money, which we refer to as Nonqualified Contracts, Joint Owners may be named in a written request to us at any time before the Contract is in effect. A Joint Owner may not be an entity, however, and may not be named if the Owner is an entity. In the case of Joint Owners, all Owners must agree to any change or exercise of the rights under the Contract. All other rights of ownership must be exercised jointly by both Owners. Joint Owners own equal shares of any benefits accruing or payments made to them. In the case of Joint Owners, upon the death of a Joint Owner, we will designate the surviving Joint Owner as the Beneficiary, and the Death Benefit is payable. See Page 26. This Beneficiary change will override any previous Beneficiary designation. All rights of a Joint Owner terminate upon the death of that Owner, so long as the other Joint Owner survives, and the deceased Joint Owner's entire interest in the Contract will pass to the surviving Joint Owner. The Death Benefit is either payable to the surviving Joint Owner, or in the case of a surviving Joint Owner who is the spouse of the deceased Joint Owner, will be payable if the surviving Joint Owner dies prior to the Maturity Date. See Page 26.

Annuitant and Contingent Annuitant

The Annuitant is the individual upon whose life the Annuity Payments are based. The Annuitant must be a natural person, who is designated by you at the time the Contract is issued. There may be two Annuitants. If you do not designate the Annuitant, the Owner will be the Annuitant. In the case of Joint Owners, we will not issue a Contract if you have not designated the Annuitant. If the Owner is a non-natural person, an Annuitant must be named. We require the Owner to have an insurable interest in the Annuitant. See Page 30.

You may name a Contingent Annuitant. A Contingent Annuitant is the individual who will become the Annuitant if all named Annuitants die prior to the Maturity Date.

Neither the Annuitant nor the Contingent Annuitant can be changed while he or she is still living. Permitted changes to the Annuitant:
- If the Owner is an individual, and the Annuitant dies before the Maturity Date, the Contingent Annuitant, if any, will become the Annuitant, if two Owners do not exist. Otherwise, the Owner will become the Annuitant if the Owner is a natural person.
- If two individual Owners exist, the youngest Owner will become the Annuitant.
- The Owner, or joint Owners, must name an individual as the Annuitant if the Owner is age 90 or older (or age 85 or older if the Contract was issued prior to January 3, 2011), as of the date of the Annuitant's death. We require the Owner to have an insurable interest in the Annuitant. See Page 30.

IMPORTANT NOTE: For Contracts issued in Minnesota, the Owner, or joint Owners, must name an individual as the Annuitant if the Owner is age 85 or older. For Contracts issued in Montana, the Owner, or joint Owners, must name an individual as the Annuitant if the Owner is age 90 or older (or age 85 or older if the Contract was issued prior to January 18, 2011).

If the Owner is a non-natural person, and any Annuitant dies before the Maturity Date, we will pay the Death Benefit to the designated Beneficiary (see below). There are different distribution requirements under the Tax Code for paying the Death Benefit on a Contract that is owned by a non-natural person. You should consult your tax adviser for more information if the Owner is a non-natural person.

Beneficiary

The Beneficiary is the individual or entity designated by you to receive the Death Benefit. The Beneficiary may become the successor Owner if the Owner, who is a spouse, as defined under federal law, dies before the Annuity Commencement Date or the Maturity Date, as applicable. The Owner may designate a Contingent Beneficiary, who will become the Beneficiary if all primary Beneficiaries die before any Owner (or any Annuitant if the Owner is a non-natural person). The Owner may designate one or more primary Beneficiaries and Contingent Beneficiaries. The Owner may also designate any Beneficiary to be an Irrevocable Beneficiary. An Irrevocable Beneficiary is a Beneficiary whose rights and interest under the Contract cannot be changed without the consent of such Irrevocable Beneficiary.

Payment of the Death Benefit to the Beneficiary:
- We pay the Death Benefit to the primary Beneficiary (unless there are Joint Owners, in which case the Death Benefit is paid to the surviving Owner(s)).
- If all primary Beneficiaries die before any Annuitant or any Owner, as applicable, we pay the Death Benefit to any Contingent Beneficiary.
- If there is a sole natural Owner and no surviving Beneficiary (or no Beneficiary is designated), we pay the Death Benefit to the Owner's estate.
- If the Owner is not a natural person and all Beneficiaries die before the Annuitant (or no Beneficiary is designated), the Owner will be deemed to be the primary Beneficiary.
- One or more individuals may be a Beneficiary or Contingent Beneficiary.
- In the case of more than one Beneficiary, we will assume any Death Benefit is to be paid in equal shares to all surviving Beneficiaries in the same class (primary or contingent), unless you provide Notice to Us directing otherwise.

We will deem a Beneficiary to have predeceased the Owner if:
- The Beneficiary died at the same time as the Owner;
- The Beneficiary died within 24 hours after the Owner's death; or
- There is insufficient evidence to determine that the Beneficiary and Owner died other than at the same time.

The Beneficiary may decide how to receive the Death Benefit, subject to the distribution requirements under Section 72(s) of the Tax Code. You may restrict a Beneficiary's right to elect an Annuity Plan or receive the Death Benefit in a single lump-sum payment.

Change of Owner or Beneficiary

You may transfer ownership of a Nonqualified Contract before the Maturity Date. The new Owner's age may not be greater than age 80, or the age of the current owner, at the time. (For Contracts issued in Minnesota, the new Owner's age may not be greater than age 75, or the age of the current owner, at the time.) We require any new Owner to have an insurable interest in the Annuitant. See Page 30. You have the right to change the Beneficiary unless you have designated such person as an Irrevocable Beneficiary at any time prior to the Maturity Date. Notice to Us is required for any changes pursuant to the Contract. Any such change will take effect as of the date Notice to Us is received and not affect any payment made or action taken by us before recording the change. A change of Owner likely has tax consequences and you should consult a tax and/or legal adviser before transferring ownership.

Contract Purchase Requirements

As of October 31, 2011, we are no longer offering this Contract for sale to new purchasers.

We will issue a Contract so long as the Annuitant and the Owner (if a natural person) are age 80 or younger at the time of application. (For Contracts issued in Minnesota, we will issue a Contract so long as the Annuitant and the Owner (if a natural person) are age 75 or younger at the time of application.) An insurable interest must exist at the time we issue the Contract. In purchasing the Contract, you will represent and acknowledge that the Owner has an insurable interest in the Annuitant. We require the agent/registered representative to confirm on the application that the Owner has an insurable interest in the Annuitant. Insurable interest means the Owner has a lawful and substantial economic interest in the continued life of the Annuitant. See Page 30.

The minimum initial payment (which we refer to as the Initial Premium) must be at least $75,000 for Select Multi-Index 5 Contracts and at least $15,000 for Select Multi-Index 7 Contracts. We currently accept as the Initial Premium payments from multiple sources involving transfers and exchanges identified on the application and received no more than 45 days after our receipt of the application. We will hold the Fixed Rate Strategy Interest Rates (see Page 18), Index Caps (see Page 19) and the Minimum Guaranteed Strategy Value Rates (see Page 16) during this time and issue the Contract with the higher current rates.

Except for Contracts issued in Florida, we accept Additional Premium, subject to our right in the Contract to limit or refuse to accept Additional Premium. For Contracts issued in Florida, we accept Additional Premium subject to our right in the Contract not to accept Additional Premium above $100,000.

Each Additional Premium must be at least $5,000. We currently accept Additional Premium up to 90 days after the first Contract Anniversary, but only when you notify us that Additional Premium will be coming before the end of the first Contract Year. Otherwise, we will only accept Additional Premium through the end of the first Contract Year. The Allocation Date for each Additional Premium will be the date that such Additional Premium is allocated to a Strategy. Allocation Anniversaries will be calculated accordingly.

On Premiums of $75,000 or more (including Additional Premiums), we may offer higher Index Caps on the Point-to-Point Cap Index Strategy. There is no minimum allocation requirement per Strategy. Under certain circumstances, we may waive the minimum payment requirement.

If your Premium payment was transmitted by wire order from your agent/registered representative (broker-dealer), we will follow one of the following two procedures after we receive and accept the wire order and investment instructions. Which procedure depends on whether your state or agent/registered representative (broker-dealer) requires a paper application to issue the Contract.

- If an application is required, we will issue the Contract along with a Contract acknowledgement and delivery statement, but we reserve the right to void the Contract if we are not in receipt of a properly completed application within 5 days of receiving the Initial Premium. We will refund the Accumulation Value plus any charges we deducted, and the Contract will be voided. We will return the Premium when required; or
- When an application is not required, we will issue the Contract along with a Contract acknowledgement and delivery statement. We require you to execute and return the Contract acknowledgement and delivery statement. Until you do, we will require a signature guarantee, or notarized signature, on certain transactions prior to processing.

Our prior approval is required for Premiums that would cause the premiums of all annuities you maintain with us to exceed $1,000,000 ($100,000 for Contracts issued in Florida).

Anti-Money Laundering

In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of the USA PATRIOT Act and other current anti-money laundering laws. Among other things, this program requires us, our agents and customers to comply with certain procedures and standards that will allow us to verify our customers' identities and that are properly verified and that premiums and loan repayments are not derived from improper sources.

Under our anti-money laundering program, we may require owners, insured persons and/or beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.

We may also refuse to accept certain forms of premium payments or loan repayments (traveler's cheques, cashier's checks, bank drafts, bank checks and treasurer's checks, for example) or restrict the amount of certain forms of payments or loan repayments (money orders totaling more than $5,000, for example). In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning the payment to you.

Applicable laws designed to prevent terrorist financing and money laundering might, in certain circumstances, require us to block certain transactions until authorization is received from the appropriate regulator. We may also be required to provide additional information about you and your policy to government regulators.

Our anti-money laundering program is subject to change without notice to take account of changes in applicable laws or regulations and our ongoing assessment of our exposure to illegal activity.

Availability of the Contract

The Contract is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes. The tax-deferred feature is more attractive to people in high federal and state tax brackets. You should not buy this Contract if:
- You are looking for a short-term investment;
- You cannot risk getting back an amount less than your initial investment; or
- Your assets are in a plan that already provides for tax-deferral and you can identify no other benefits in purchasing this Contract.

When considering an investment in the Contract, you should consult with your investment professional about your financial goals, investment time horizon and risk tolerance.

Replacing an existing insurance contract with this Contract may not be beneficial to you. Before purchasing the Contract, you should determine whether your existing contract will be subject to any fees or penalties upon termination of such contract. You should also compare the fees and charges, coverage provisions and limitations, if any, of your existing contract to this Contract.

Individual Retirement Accounts, or IRAs, and other qualified plans already have the tax-deferral feature found in this Contract. For an additional cost, the Contract provides other features and benefits, which other plans may not provide. You should not purchase a qualified Contract unless you want these other features and benefits, taking into account their cost. See Page 38.

Crediting of Premium Payments

We will process your Initial Premium within 2 Business Days of receipt and allocate it according to the instructions you specify, so long as the application and all information necessary for processing the Contract is complete. We will process Additional Premium payments within 1 Business Day if we receive all information necessary.

In the event that your application is incomplete for any reason, we are permitted to retain your Initial Premium for up to 5 Business Days while attempting to complete it. If the application cannot be completed during this time, we will inform you of the reasons for the delay. We will also return the Initial Premium promptly. Once you complete the application, we will process your Initial Premium within 2 Business Days and allocate it according to your instructions. On Additional Premium, we will ask about any missing information. Additional Premium will be allocated in the same proportion as the payment of Initial Premium, unless you specify otherwise.

Strategy Election and Reallocations

You elect the Strategy or Strategies and Indexes to allocate your Premium, as applicable. You may reallocate to another available Strategy or Index without penalty, or continue in the same Strategy, during the 30 days following each Allocation Anniversary. Reallocations are taken on a LIFO basis. Your request for Reallocation will be effective on the Allocation Anniversary. No Surrender Charge applies.

We may cease to accept Additional Premiums to an Index at any time in our sole discretion. We may also cease to accept Reallocations to an Index (when you reallocate from one Index to another), or cease to permit Accumulation Value from continuing to be applied to an Index at the applicable Allocation Anniversary. We may eliminate or substitute an Index under the following conditions:
- The Index is discontinued by its sponsor;
- The composition of the Index is substantially changed;
- Our agreement with the Index sponsor is terminated (see Page 20); or
- We determine that conditions on the capital markets do not permit us to effectively establish reasonable Index Caps applicable to the Point-to-Point Cap Index Strategy. See Page 19.

We will not eliminate an Index before the Allocation Anniversary of any and all your Allocations or Reallocations to the Index. In other words, we will not eliminate an Index to which Premium, any Additional Premiums or Accumulation Value is allocated until the end of the Indexing Period. Rather, in determining to eliminate an Index, we will cease accepting Additional Premiums or Reallocations to an Index, or cease to permit Accumulation Value from continuing to be applied to any specific Index at the applicable Allocation Anniversary, until you no longer have any Allocations or Reallocations to the Index, at which time the Index will be eliminated. We will notify you in writing at least 30 days in advance of making this determination. During the 30 days following each Allocation Anniversary, you may reallocate Accumulation Value in the Index to be eliminated that corresponds to the relevant Allocation Anniversary to another available Strategy or Index without Penalty. If we do not receive direction from you within the 30-day period, we will reallocate such Accumulation Value to the Fixed Rate Strategy, where it will remain allocated until the next Allocation Anniversary.

We will substitute an Index only in the event that the Index is discontinued by its sponsor, or the circumstances under which our agreement with the sponsor do not allow sufficient time for us to eliminate the Index. If we need to substitute an Index before your Allocation Anniversary, we will designate an index that is comparable, which means the designated substitute Index would have a similar composition of underlying securities, sufficient liquidity for hedging and recognition in the marketplace. For example, an index that is comparable to the S&P 500® Index will have stocks of large, publicly held domestic companies. Also, we will designate a substitute Index that has similar performance. We will calculate the Index Credit using the performance of the designated substitute Index. The Index Credit will reflect the Index Change of the designated substitute Index over the Indexing Period, but still subject to the same Index Cap that we declared at the beginning of the Indexing Period. We use the Index Change of the designated substitute Index to calculate the Index Credit because the Index Number of the designated substitute Index as of the start of the Indexing Period may not be the same as the Index Number of the discontinued Index:

	Index Number as of Start of Index Period	Index Number as of End of Index Period	Index Change	Index Cap	Index Credit
Discontinued Index	1,500	N/A	N/A	7%	N/A
Substitute Index	2,215	2,268	2.39%	7%	2.39%

It is possible that the Index Credit attributable to the designated substitute Index may not be as great as the Index Credit you might have been anticipating based on the discontinued Index (had the index sponsor not discontinued the Index). Substituting an Index will not affect the minimum guarantees for the Strategy. See Page 16.

Otherwise, any Additional Premiums accepted or Reallocations continued to be applied to an Index or Strategy are subject to the terms and conditions in existence for such Strategy and Index available at that time, including Fixed Interest Rates, and the Index Caps on the Point-to-Point Cap Index Strategy, which may differ from those applicable to previous Allocations or Reallocations.

The Contract will have at least one Index available at all times. We reserve the right to add Indexes, subject to approval by the insurance supervisory official in the jurisdiction in which the Contract is issued.

Accumulation Value

There is a separate Accumulation Value and Allocation Date for EACH allocation of Premium to a Strategy and associated Index. On the Contract Date, the Accumulation Value equals the Initial Premium paid less a premium tax, if applicable. At any time after the Contract Date, the Accumulation Value equals the sum of the Accumulation Value for each allocation of Premium and Reallocation to a Strategy and associated Index, where applicable, as determined below.

Accumulation Value for the Fixed Rate Strategy:

On Each Allocation Date	On Each Allocation Anniversary
The Accumulation Value equals: • The amount of each Premium allocated to the Fixed Rate Strategy; *minus* • Any applicable premium tax; *plus* • The amount of each Reallocation allocated to the Fixed Rate Strategy, if any.	The Accumulation Value associated with *EACH* Premium or Reallocation to the Fixed Rate Strategy equals: • The Accumulation Value of the Premium or Reallocation on the last Allocation Anniversary; *minus* • Any Reallocations out of the Accumulation Value of the Premium or Reallocation, as applicable, allocated to the Fixed Rate Strategy since the last Allocation Anniversary; *minus* • Any adjustments for partial Surrenders of the Premium or Reallocation, as applicable, allocated to the Fixed Rate Strategy since the last Allocation Anniversary; *plus* • Interest credited daily at the Fixed Interest Rate Strategy Interest Rate.

Accumulation Value for the Point-to-Point Cap Index Strategy:

On Each Allocation Date	On Each Allocation Anniversary	On Any Other Date during The Applicable Allocation Year
The Accumulation Value equals: • The amount of each Premium allocated to the Point-to-Point Cap Index Strategy; *minus* • Any applicable premium tax; *plus* • The amount of each Reallocation allocated to the Point-to-Point Cap Index Strategy, if any.	The Accumulation Value associated with *EACH* Premium or Reallocation to the Point-to-Point Cap Index Strategy equals: • The Accumulation Value of the Premium or Reallocation allocated to an Index on the last Allocation Anniversary; *minus* • Any Reallocations out of the Accumulation Value of the Premium or Reallocation, as applicable, allocated to an Index since the last Allocation Anniversary; *minus* • Any adjustments for partial Surrenders of the Premium or Reallocation, as applicable, allocated to an Index since the last Allocation Anniversary; *plus* • The result multiplied by (1 + the applicable Index Credit) (see Page 18).	The Accumulation Value associated with *EACH* Premium or Reallocation to the Point-to-Point Cap Index Strategy equals: • The Accumulation Value of the Premium or Reallocation allocated to an Index on the last Allocation Anniversary; *minus* • Any Reallocations out of the Accumulation Value of the Premium or Reallocation, as applicable, allocated to an Index since the last Allocation Anniversary; *minus* • Any adjustments for partial Surrenders of the Premium or Reallocation, as applicable, allocated to an Index since the last Allocation Anniversary.

Although interest is credited daily on Accumulation Value in the Fixed Rate Strategy, there are no partial Index Credits for allocations to the Point-to-Point Cap Index Strategy.

Minimum Guaranteed Contract Value

Each Strategy under the Contract has a Minimum Guaranteed Contract Value. The Minimum Guaranteed Contract Value is used in the calculation of the Cash Surrender Value and the Proceeds under the Contract for payment of the Death Benefit or to apply to an Annuity Plan, as applicable.

The Minimum Guaranteed Contract Value equals the greater of (1) and (2), where:

(1) Is the sum of the Minimum Guaranteed Strategy Value of each Strategy; or

(2) Is 100% of the Premium; *less*

- Any applicable premium taxes; *less*
- Any Surrenders of Accumulation Value; *plus*
- Interest credited and compounded daily in a manner to yield the annual rate of 1%; *less*
- Any Surrender Charges.

The Minimum Guaranteed Strategy Value of each Strategy equals:

87.5% (90% for contracts issued in New Jersey) of the portion of the Premium allocated to the Strategy, less premium taxes, if applicable; *plus*

- Reallocations into that Strategy; *minus*
- Reallocations and Surrenders taken from Accumulation Value in that Strategy; *plus*
- Interest credited and compounded daily in a manner to yield the applicable Minimum Guaranteed Strategy Value Rate.

The Minimum Guaranteed Strategy Value Rate is an annual rate that is set on the Contract Date, and is subject to reset beginning on and after the Contract Anniversary following the Guarantee Period. For Select Multi-Index 5 Contracts, the Guarantee Period begins on the Contract Date and lasts the first five Contract Years. For Select Multi-Index 7 Contracts, the Guarantee Period begins on the Contract Date and lasts the first seven Contract Years. The Minimum Guaranteed Strategy Value Rate will not change during the Guarantee Period. We refer to the Minimum Guaranteed Strategy Value Rate as the Initial Minimum Guaranteed Strategy Value Rate during the Guarantee Period. The Initial Minimum Guaranteed Strategy Value Rate is indicated on the schedule Page of the Contract.

After the Guarantee Period (i.e., the fifth and seventh Contract Anniversary for Select Multi-Index 5 and Select Multi-Index 7 Contracts, respectively), the Minimum Guaranteed Strategy Value Rate for each Strategy will be set equal to the average of the five-year Constant Maturity Treasury Rate for each day that is reported by the Federal Reserve during the month of October in the calendar year preceding the calendar year of the Contract Anniversary of the Guaranteed Period for your Contract, less 1.25% for the Fixed Rate Strategy and less 2.25% for the Point-to-Point Cap Index Strategy – rounded to the nearest 0.05%. The Minimum Guaranteed Strategy Value Rate is guaranteed never to be less than 1% or greater than 3%.

We do not have a specific formula for establishing the Initial Minimum Guaranteed Strategy Value Rate. The Initial Minimum Guaranteed Strategy Value Rate for new issues of the Contract is established at our discretion and is subject to change periodically, currently quarterly. We may be influenced by the interest rates on the fixed income investments we use to support our guarantees (in which you have no direct interest). We will also consider other factors, including regulatory and tax requirements, sales commissions and administrative expenses borne by us, general economic trends and competitive factors. We cannot predict the level of this rate in the future.

<p align="center">**Minimum Guaranteed Contract Value Examples**</p>

The following examples show how we calculate the Minimum Guaranteed Contract Value, using the formula indicated above, on Premium of $200,000: $100,000 is allocated to the Fixed Rate Strategy; and $100,000 is allocated to the Point-to-Point Cap Index Strategy.

Also, these examples show the correlation between and among the Minimum Guaranteed Contract Value, the Accumulation Value allocated to the Fixed Rate Strategy and the Accumulation Value allocated to the Point-to-Point Cap Index Strategy. For the Accumulation Value allocated to the Point-to-Point Cap Index Strategy, these examples use the same assumptions as the Index Credit Examples. See Page 19.

→*Illustrative Example #1*

For purposes of this example, we assume no Reallocations or Surrenders before the Allocation Anniversary. Also:

Assumptions	Fixed Rate Strategy	Point-to-Point Cap Index Strategy
Fixed Rate Strategy Interest Rate	2.5%	N/A
Minimum Guaranteed Strategy Value Rate	3.0%	2.0%
Index Credit	N/A	7.0%
Surrender Charge (see Page 8)	9%	
Surrender Charge Free Amount (see Page 8)	$20,950	

Step One is to determine the Accumulation Value. The Accumulation Value of the Fixed Rate Strategy: $100,000 + (100,000 x 0.025) = $102,500. The Accumulation Value of the Point-to-Point Cap Index Strategy (see Page 18): $100,000 + (100,000 x 0.07) = $107,000. Thus, the combined Accumulation Value is $209,500.

Step Two is to determine the Minimum Guaranteed Strategy Value. The Minimum Guaranteed Strategy Value of the Fixed Rate Strategy: $100,000 x 87.5% + $100,000 x 87.5% x 0.03 = $90,125. The Minimum Guaranteed Strategy Value of the Point-to-Point Cap Index Strategy: $100,000 x 87.5% + $100,000 x 87.5% x 0.02 = $89,250.

Step Three is to determine the Minimum Guaranteed Contract Value, where (1) above is: $90,125 + $89,250 = $179,375 and (2) above is: $200,000 + $200,000 x 0.01 – ($200,000 + $200,000 x 0.01 - $20,950) x 0.09 = $187,705.50.

Thus, the Minimum Guaranteed Contract Value is $187,705.50.

→*Illustrative Example #2*

For purposes of this example, we assume no Reallocations or Surrenders before the Allocation Anniversary. Also:

Assumptions	Fixed Rate Strategy	Point-to-Point Cap Index Strategy
Fixed Rate Strategy Interest Rate	2.5%	N/A
Minimum Guaranteed Strategy Value Rate	3.0%	2.0%
Index Credit	N/A	0.0%
Surrender Charge (see Page 8)	9%	
Surrender Charge Free Amount (see Page 8)	$20,250	

Step One is to determine the Accumulation Value. The Accumulation Value of the Fixed Rate Strategy: $100,000 + (100,000 x 0.025) = $102,500. The Accumulation Value of the Point-to-Point Cap Index Strategy (see Page 18): $100,000 + (100,000 x 0.00) = $100,000. Thus, the combined Accumulation Value is $202,500.

Step Two is to determine the Minimum Guaranteed Strategy Value. The Minimum Guaranteed Strategy Value of the Fixed Rate Strategy: $100,000 x 87.5% + 100,000 x 87.5% x 0.03 = $90,125. The Minimum Guaranteed Strategy Value of the Point-to-Point Cap Index Strategy: $100,000 x 87.5% + $100,000 x 87.5% x 0.02 = $89,250.

Step Three is to determine the Minimum Guaranteed Contract Value, where (1) above is: $90,125 + $89,250 = $179,375 and (2) above is: $200,000 + $200,000 x 0.01 – ($200,000 + $200,000 x 0.01 - $20,250) x 0.09 = $185,642.50

Thus the Minimum Guaranteed Contract Value is $185,642.50.

Administrative Procedures

We may accept a request for Contract service in writing, by telephone, or other approved electronic means, subject to our administrative procedures, which vary depending on the type of service requested and may include proper completion of certain forms, providing appropriate identifying information, and/or other administrative requirements. Please be advised that the risk of a fraudulent transaction is increased with telephonic or electronic instructions (for example, a facsimile Surrender request form), even if appropriate identifying information is provided.

Other Contracts

We and our affiliates offer various other products with different features and terms than the Contracts. These products have different benefits, fees and charges, and may or may not better match your needs. Please consult your agent/registered representative if you are interested in learning more information about these other products.

The Strategies

You may allocate to one or more Strategies using one or more Indexes. We offer two Strategies: the Fixed Rate Strategy and the Point-to-Point Cap Index Strategy. Each of these Strategies is described below. For more information about the Indexes currently available for the Point-to-Point Cap Index Strategy, see Page 18. Although the Contract guarantees the availability of the Fixed Rate Strategy and the Point-to-Point Cap Index Strategy, there is no guarantee that the same or similar Indexes will always be available under the Point-to-Point Cap Index Strategy. We reserve the right to add Indexes, subject to supervisory official approval, or to cease offering a specific Index or accepting Premiums therefore, or Reallocations thereto, at any time. The Contract will have at least one Index available at all times.

Fixed Rate Strategy

You may elect to allocate any portion of Premiums, or reallocate Accumulation Value, to the Fixed Rate Strategy. The Fixed Rate Strategy credits interest from each Allocation Date until the date that is one year thereafter at a fixed rate that is guaranteed never to be less than 1% (which we refer to as the Fixed Rate Strategy Minimum Guaranteed Interest Rate). We declare the Fixed Rate Strategy Interest Rate in advance at our sole discretion, subject to the Fixed Rate Strategy Minimum Guaranteed Interest Rate.

We do not have a specific formula for establishing the Fixed Rate Strategy Interest Rate. To find out the Fixed Rate Strategy Interest Rate we currently offer, please ask your registered representative or contact the Customer Service Center. Contact information for our Customer Service Center is specified on Page 1. In establishing the Fixed Rate Strategy Interest Rate, we may take into consideration the interest rate on the fixed income investments we use to support our guarantees (in which you have no direct or indirect interest). We may also consider other factors, including regulatory and tax requirements, sales commissions and administrative expenses borne by us, general economic trends and competitive factors. We cannot predict the level of future interest rates.

We may from time to time offer interest rate specials for new Premiums that are higher than the current interest rate on Reallocations.

In the case of a Surrender, interest will be credited on the portion of the Fixed Rate Strategy's Accumulation Value surrendered up to the date of the Surrender.

Point-to-Point Cap Index Strategy

You may elect to allocate any portion of Premiums, or reallocate Accumulation Value, to the Point-to-Point Cap Index Strategy. The Point-to-Point Cap Index Strategy may grow the value of the Contract through credits that depend on the performance of a given Index.

Index Credits under the Point-to-Point Cap Index Strategy are calculated as a percentage of the change in the applicable Index during the Indexing Period (which percentage change we refer to as the Index Change), subject to the Index Cap – (i)/(ii)-1 where:
(i)   Is the value of the Index (which we refer to as the Index Number) as of the end of the Indexing Period; and
(ii) Is the Index Number as of the start of the Indexing Period.

We convert the decimal to the equivalent percentage, and the Index Credit equals the lesser of the Index Cap or Index Change.

The Indexing Period is the period over which the Index Credit is calculated and Index Cap is guaranteed. Each allocation of Premium and Reallocation of Accumulation Value has its own separate Indexing Period. The Indexing Period begins on the Allocation Date for such Premium or Reallocation of Accumulation Value and ends on the day before the following Allocation Anniversary. Subsequent Indexing Periods begin on the Allocation Anniversary and end of the day before the next Allocation Anniversary.

The Index Cap is the maximum Index Credit that may be applied to the associated Accumulation Value at the end of the Indexing Period. The Index Cap is a declared factor and is set by us in our sole discretion. The initial Index Cap is set forth on the schedule Page of the Contract. The Index Cap is guaranteed never to be less than 2%. On each subsequent Allocation Anniversary, we will declare a new Index Cap that is guaranteed for one year for such associated Accumulation Value. Subsequent Index Caps may be higher or lower than the initial Index Cap, but will not be lower than 2%. The Index Cap may vary by Index.

While we have no specific formula for determining the Index Cap, we may consider various factors, such as the yields available on the fixed income securities we use to support our guarantees under the Contract. An increase in the yields could have a corresponding impact on the Index Caps and vice versa. The Index Caps could be similarly impacted by the costs to hedge these investments using derivatives, for example, options and futures contracts. Also, we may consider the level of compensation we pay for the promotion and sale of the Contract and our administrative expenses, in addition to regulatory and tax requirements, and general economic trends and competitive factors.

If the performance of the applicable Index is at or below 0% for any Indexing Period, the Accumulation Value in the Point-to-Point Cap Index Strategy will be credited with an Index Credit of 0%. Therefore, you are assuming the risk that your allocations (including any subsequent Reallocations) will produce no return. Please note that there are no partial Index Credits. Surrenders do not participate in any Index Credits for the Allocation Year in which they are taken.


Index Credit Examples


The following examples show how we calculate the Index Credit, using the formula indicated above, on $100,000 of Premium allocated to the Point-to-Point Cap Index Strategy.

→*Illustrative Example #1 – Positive Index Performance*

For purposes of this example: (ii) is the Index Number as of the start of the Index Period, which is 1,000; (i) is the Index Number as of the end of the Index Period, which is 1,085; and the Index Cap is 7%.

Step One is to determine the Index Change: 1,085/1,000 -1 = 0.085, which, when converted to the equivalent percentage is 8.5%.

Step Two is to compare the Index Change to the Index Cap. The Index Credit is the lesser of the Index Cap or the Index Change. In this example, the Index Credit is 7%.

Step Three is to add the Accumulation Value to the amount resulting from multiplying the Index Credit by the Premium allocated to the Point-to-Point Cap Index Strategy: $100,000 + (100,000 x 0.07) = $107,000.

Thus, on the Allocation Anniversary, the Accumulation Value is $107,000.

→*Illustrative Example #2 – Negative Index Performance*

For purposes of this example: (ii) is the Index Number as of the start of the Index Period, which is 1,000; (i) is the Index Number as of the end of the Index Period, which is 900; and the Index Cap is 7%.

Step One is to determine the Index Change: 900/1,000 -1 = (0.1), which, when converted to the equivalent percentage is (10.0%).

Step Two is to compare the Index Change to the Index Cap. The Index Credit is the lesser of the Index Cap or the Index Change. In this example, since the performance of the Index is below 0% (i.e., (10.0%)), the Index Credit is 0%.

Step Three is to add the Accumulation Value to the amount resulting from multiplying the Index Credit by the Premium allocated to the Point-to-Point Cap Index Strategy: $100,000 + (100,000 x 0%) = $100,000.

Thus, on the Allocation Anniversary, despite the negative performance of the Index during the Indexing Period, the Accumulation Value remains $100,000.

IMPORTANT NOTE: See Page 16 for examples that illustrate the correlation between the Minimum Guaranteed Contract Value and the Accumulation Value allocated to the Point-to-Point Cap Index Strategy, as well as to the Fixed Rate Strategy. These examples use the above assumptions for the Accumulation Value allocated to the Point-to-Point Cap Index Strategy.

The Indexes

Four Indexes are currently available under the Point-to-Point Cap Index Strategy. We may add an Index as we deem appropriate. Alternatively, we may cease to accept Additional Premiums to an Index at any time in our sole discretion. We may also cease to accept Reallocations to an Index (when you reallocate from one Index to another, or cease to permit Accumulation Value from continuing to be applied to an Index at the applicable Allocation Anniversary. The Contract will have at least one Index available at all times. See Pages 6 and 14.

We have permission to offer the Indexes described below pursuant to a license agreement with each sponsor. These license agreements have terms lasting one year that renew automatically without prior written notice of at least 30 days. Either party may affirmatively terminate the license agreement upon a material breach, generally with prior notice of at least 30 days and after an opportunity for the breaching party to remedy the breach. The sponsor, and in some cases, the Company, may also terminate the license agreement with prior notice of at least 60 days due to possible reputational harm. The sponsor may likewise terminate the license agreement if the sponsor's ability to make the Index available to us is deemed materially impaired, as a consequence of: legislative or regulatory changes; material litigation or a regulatory proceeding (threatened or already commenced); or a court order. In some cases, the sponsor may terminate the license agreement immediately: if we materially breach certain terms of the license agreement and are unable to remedy the breach; we are adjudicated bankrupt; we make a general assignment for the benefit of our creditors; or we decide to cease business and/or liquidate.

In the event that the sponsor decides to discontinue the Index, the licensing agreements require either that the sponsor provide prior written notice of at least 90 days, or that the sponsor use all reasonable efforts to provide us with as much prior notice as is reasonable under the circumstances.

S&P MidCap 400[®]

The S&P MidCap 400[®] seeks to track the performance of mid-cap U.S. equities, representing more than 7% of available U.S. market cap. The S&P MidCap 400[®] is designed to measure the performance of 400 mid-sized companies in the U.S., reflecting this market segment's distinctive risk and return characteristics. Mid-cap exposure generally captures a phase in the typical corporate life cycle in which firms have successfully navigated the challenges specific to small companies, such as raising initial capital and managing early growth. At the same time, mid-caps tend to be quite dynamic and not so large that continued growth is unattainable. As a result, the mid-cap segment may offer aspects of the markets not covered by the large- and small-cap worlds.

The S&P MidCap 400 is part of a series of S&P Dow Jones U.S. equity indices that can be used as mutually exclusive building blocks; the index does not overlap holdings with the S&P 500[®] or S&P SmallCap 600[®].

S&P 500[®]

The S&P 500[®] is widely regarded as the best single gauge of large cap U.S. equities. There is over USD 5.14 trillion benchmarked to the index, with index assets comprising approximately USD 1.6 trillion of this total. The index includes 500 leading companies and captures approximately 80% coverage of available market capitalization.

Created in 1957, the S&P 500[®] was the first U.S. market-cap-weighted stock market index. Today, it's the basis of many listed and over-the-counter investment instruments. This world-renowned index includes 500 of the top companies in leading industries of the U.S. economy. Focusing on the large-cap segment of the market, the S&P 500[®] covers approximately 80% of available U.S. market cap.

The S&P 500® is part of a series of S&P Dow Jones U.S. equity indices that can be used as mutually exclusive building blocks; the index does not overlap holdings with the S&P MidCap 400® or S&P SmallCap 600®. Together, they constitute the S&P Composite 1500®.

EURO STOXX 50®

The EURO STOXX 50® Index, Europe's leading Blue-chip index for the Eurozone, provides a Blue-chip representation of supersector leaders in the Eurozone. The index covers 50 stocks from 12 Eurozone countries: Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain. The EURO STOXX 50® Index is licensed to financial institutions to serve as underlying for a wide range of investment products such as Exchange Traded Funds (ETF), Futures and Options, and structured products worldwide.

Further derived are the following single country indices: the EURO STOXX 50® Subindex France, the EURO STOXX 50® Subindex Italy and the EURO STOXX 50® Subindex Spain, covering components from France, Italy and Spain respectively.

Russell 2000®

The Russell 2000® Index measures the performance of the small-cap segment of the U.S. equity universe. The Russell 2000® Index is a subset of the Russell 3000® Index representing approximately 10% of the total market capitalization of that index. It includes approximately 2000 of the smallest securities based on a combination of their market cap and current index membership. The Russell 2000 is constructed to provide a comprehensive and unbiased small-cap barometer and is completely reconstituted annually to ensure larger stocks do not distort the performance and characteristics of the true small-cap opportunity set.

Index Sponsors

Standard & Poor's. **Standard & Poor's sponsors the S&P MidCap 400 Index and S&P 500 Index. The Contracts are not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"). S&P makes no representation or warranty, express or implied, to the Owners of the Contracts or any member of the public regarding the advisability of investing in securities generally or in the Contracts particularly or the ability of the S&P 500 Index or the S&P MidCap 400 Index to track general stock market performance. S&P's only relationship to the Licensee is S&P's grant of permission to the Licensee to use the S&P 500 Index or the S&P MidCap 400 Index, which are determined, composed and calculated by S&P without regard to the Licensee or the Contracts. S&P has no obligation to take the needs of the Licensee or the Owners of the Contracts into consideration in determining, composing or calculating the S&P 500 Index or the S&P MidCap 400 Index. S&P is not responsible for and has not participated in the determination of the prices and amount of the Contracts or the timing of the issuance or sale of the Contracts or in the determination or calculation of the equation by which the Contracts are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing of the Contracts.**

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 INDEX OR THE S&P MIDCAP 400 INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE CONTRACTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX OR THE S&P MIDCAP 400 INDEX OR ANY DATA INCLUDED THERE. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 INDEX OR THE S&P MIDCAP 400 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

STOXX. STOXX and its licensors sponsor the EURO STOXX 50® Index. STOXX and its licensors have no relationship to the Company, other than the licensing of EURO STOXX 50® and the related trademarks for use in connection with the Contracts.

STOXX and its Licensors do <u>not</u>:
- Sponsor, endorse, sell or promote the Contracts;
- Recommend that any person invest in the Contracts or any other securities;
- Have any responsibility or liability for or make any decisions about the timing, amount or pricing of the Contracts;
- Have any responsibility or liability for the administration, management or marketing of the Contracts; or
- Consider the needs of the Contracts or the Owners of the Contracts in determining, composing or calculating the EURO STOXX 50® or have any obligation to do so.

STOXX and its licensors will not have any liability in connection with the Contracts. Specifically,
- **STOXX and its licensors do not make any warranty, express or implied and disclaim any and all warranty about:**
  - **The results to be obtained by the Contracts, the Owner of the Contracts or any other person in connection with the use of the EURO STOXX 50® Index and the data included in the EURO STOXX 50® Index;**
  - **The accuracy or completeness of the EURO STOXX 50® and its data; and**
  - **The merchantability and fitness for a particular purpose or use of the EURO STOXX 50® and its data.**
- **STOXX and its licensors will have no liability for any errors, omissions or interruptions in the EURO STOXX 50® or its data; and**
- **Under no circumstances will STOXX or its licensors be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if STOXX or its licensors knows that they might occur.**

The licensing agreement between the Company and STOXX is solely for their benefit and not for the benefit of the Owners of the Contracts or any other third parties.

Frank Russell Company. The Contracts are not sponsored, endorsed, sold or promoted by Frank Russell Company ("Russell"). Russell makes no representation or warranty, express or implied, to the owners of the Contracts or any member of the public regarding the advisability of investing in securities generally or in the Contracts particularly or the ability of the Russell 2000® Index to track general stock market performance or a segment of the same. Russell's publication of the Russell 2000® Index in no way suggests or implies an opinion by Russell as to the advisability of investment in any or all of the securities upon which Russell 2000® Index is based. Russell's only relationship to the Company is the licensing of certain trademarks and trade names of Russell and of the Russell 2000® Index, which is determined, composed and calculated by Russell without regard to the Company or the Contracts. Russell is not responsible for and has not reviewed the Contracts nor any associated literature or publications and Russell makes no representation or warranty express or implied as to their accuracy or completeness, or otherwise. Russell reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the Russell 2000® Index. Russell has no obligation or liability in connection with the administration, marketing or trading of the Contracts.

RUSSELL DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN AND RUSSELL SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. RUSSELL MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE COMPANY, INVESTORS, OWNERS OF THE CONTRACTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN. RUSSELL MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL RUSSELL HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

The Russell 2000® Index is a trademark of Russell Investments and has been licensed for use by the Company.

Surrenders

Except under certain qualified Contracts, you may take a full or partial Surrender of the Contract at any time before the earlier of:
- The date on which Annuity Payments begin; or
- The death of the Owner (or, if the Owner is not a natural person, the death of the Annuitant).

A Surrender before the Owner or Annuitant, as applicable, reaches age 59½ may be subject to a federal income tax penalty equal to 10% of the amount of such Surrender treated as income, for which you would be responsible. See Page 35 for a general discussion of the federal income tax treatment of the Contract, which discussion is **not** intended to be tax advice. **You should consult a tax and/or legal adviser** for advice about the effect of federal income tax laws, state laws or any other tax laws affecting the Contract, or any transaction involving the Contract.

Cash Surrender Value

Upon a full Surrender of the Contract, you **will** receive the full cash value of the Contract (which amount we refer to as the Cash Surrender Value). The Cash Surrender Value will equal the greater of:
- The Minimum Guaranteed Contract Value (see Page 16); or
- The Accumulation Value less any Surrender Charge (see Pages 15 and 8).

To Surrender the Contract fully, you must provide Notice to Us of such Surrender. If we receive your Notice to Us before the close of business on any Business Day, we will determine the Cash Surrender Value at the close of business on such Business Day; otherwise, we will determine the Cash Surrender Value as of the close of the next Business Day. We will generally pay the Cash Surrender Value within seven days of receipt of Notice to Us of such Surrender. See Page 29 for a description of limited situations, may cause us to temporarily suspend payments.

After the first Contract Year, you may apply the Cash Surrender Value to an Annuity Plan at any time before the Maturity Date. See Page 27.

Partial Surrender

You may withdraw a portion of the Accumulation Value from the Contract (which we refer to as a partial Surrender). Partial Surrenders will be taken on a LIFO basis in the same proportion as the Accumulation Value associated with each Strategy and any applicable Index relative to the total Accumulation Value. Surrenders do not participate in any Index Credits for the Allocation Year in which they are taken. See Page 18.

To make a partial Surrender, you must provide Notice to Us of such partial Surrender. If we receive your Notice to Us before the close of business on any Business Day, we will determine the amount of the Accumulation Value at the close of business on such Business Day; otherwise, we will determine the amount of the Accumulation Value as of the close of the next Business Day. A partial Surrender may be subject to a Surrender Charge.

We currently offer the following partial Surrender options:
- Regular Surrenders; and
- Systematic Surrenders.

Regular Surrenders

After your Right to Examine and Return this Contract has expired (see Page 30), you may take one or more regular Surrenders. Each such regular Surrender must be a minimum of the lesser of:
- $1,000;
- An amount equal to 10% of the Accumulation Value minus any Surrenders already taken during the Contract Year (as determined on the date of such Surrender(s)), which we refer to as the Surrender Charge Free Amount (see Page 8); and
- The minimum distribution amount required by the Tax Code.

You are permitted to make regular Surrenders regardless of whether you have previously elected, or continue to elect, to make systematic Surrenders. A partial Surrender will be deemed a full Surrender and the Cash Surrender Value will be paid if, after giving effect to the requested Surrender, the Cash Surrender Value remaining would be less than $2,500.

Systematic Surrenders

You may choose to receive automatic systematic Surrender payments from the Accumulation Value, provided you are not making IRA Surrenders (see "Surrenders from Individual Retirement Annuities" below). You may take systematic Surrenders monthly, quarterly or annually. Systematic Surrenders will incur Surrender Charges, unless you limit the amount of your systematic Surrenders to the maximum amount available for Surrender in a Contract Year without incurring Surrender Charges. There is no additional charge for electing the systematic Surrender option. Only one systematic Surrender option may be elected at a time. You may begin a systematic Surrender in a Contract Year in which a regular Surrender has been, or will be, made.

If you are eligible for systematic Surrenders, you must provide Notice to Us of the date on which you would like such systematic Surrenders to start. This date must be at no earlier than 30 days after the Contract Date and no later than the 28th day of any calendar month. For a day that is after the 28th day of any calendar month, the payment will be made on the first Business Day of the next succeeding calendar month. Subject to these restrictions on timing, if you have not indicated a start date, your systematic Surrenders will begin on the first Business Day following the Contract Date (or the monthly or quarterly anniversary thereof), and the systematic Surrenders will be made at the frequency you have selected. If the day on which a systematic Surrender is scheduled is not a Business Day, the payment will be made on the next succeeding Business Day.

You may express the amount of your systematic Surrender as either:
- A fixed dollar amount; or
- An amount that is a percentage of the Accumulation Value.

The amount of each systematic Surrender must be a minimum of $100. If your systematic Surrender is a fixed dollar amount of less than $100 on any systematic Surrender date, we will automatically and immediately terminate your systematic Surrender election. Fixed dollar systematic Surrenders that are intended to satisfy the requirements of Section 72(q) or 72(t) of the Tax Code may exceed the maximum amount available for Surrender in a Contract Year without incurring Surrender Charges. However, such Surrenders will incur Surrender Charges on any amount in excess of such applicable maximum amount.

Systematic Surrenders of an amount based on a percentage of the Accumulation Value are subject to the applicable maximum percentage of Accumulation Value as shown below, which is used to calculate the amount of Surrender on the date of each systematic Surrender:

Frequency of Systematic Surrenders	Maximum Percentage of Accumulation Value
Monthly	0.83%
Quarterly	2.50%
Annually	10.00%

If your systematic Surrender of an amount that is a percentage of the Accumulation Value would be less than $100, we will automatically increase the amount to $100, provided it does not exceed the applicable maximum percentage of Accumulation Value and you have elected not to incur Surrender Charges. Otherwise, we will only pay the portion that would not incur Surrender Charges and then automatically and immediately terminate your systematic Surrender election.

You may change the fixed dollar amount, or percentage of Accumulation Value, of your systematic Surrender once each Contract Year, except in a Contract Year during which you have previously made a regular Surrender. You may cancel the systematic Surrender option at any time by providing Notice to Us at least 7 days before the date of the next scheduled systematic Surrender. For systematic Surrenders based on a fixed dollar amount, we will not adjust the systematic Surrender payments to account for any Additional Premium received from you. For systematic Surrenders based on a percentage of your Accumulation Value, however, we will automatically incorporate into the systematic Surrender calculation any Additional Premiums received from you.

Surrender Charges on Systematic Surrenders

Systematic Surrenders will incur Surrender Charges, unless you elect to limit the amount of your systematic Surrenders to the maximum amount available for Surrender in a Contract Year without incurring Surrender Charges. In the event that a systematic Surrender incurs a Surrender Charge, we will apply the Surrender Charge to the Accumulation Value.

Surrenders from Individual Retirement Annuities

If you have an IRA Contract (other than a Roth IRA Contract) and will be at least age 70½ during the current calendar year, you may, pursuant to your IRA Contract, elect to have distributions made to you to satisfy requirements imposed by federal income tax law. Such IRA Surrenders provide payout of amounts required to be distributed by the Internal Revenue Service rules governing mandatory distributions under qualified plans.

If you elect to make IRA Surrenders, we will send you a notice before such IRA Surrenders commence, and you may elect to make IRA Surrenders at that time, or at a later date. Any IRA Surrenders will be made at the frequency you have selected (which may be monthly, quarterly or annually) and will commence on the start date you have selected, which must be no earlier than 30 days after the Contract Date and no later than the 28th day of any calendar month. For a day that is after the 28th day of any calendar month, the payment will be made on the first Business Day of the next succeeding month. Subject to these restrictions on timing, if you have not indicated a start date, your IRA Surrenders will begin on the first Business Day following your Contract Date at the frequency you have selected.

At your discretion, you may request that we calculate the amount that you are required to Surrender from your IRA Contract each year based on the information you give us and the various options under the IRA Contract that you have chosen. This amount will be a minimum of $100 per IRA Surrender. Alternatively, we will accept written instructions from you setting forth your calculation of the required amount to be surrendered from your IRA Contract each year, also subject to the $100 minimum per IRA Surrender. If at any time the IRA Surrender amount is greater than the Accumulation Value, we will immediately terminate the IRA Contract and promptly send you an amount equal to the Cash Surrender Value.

You may not elect to make IRA Surrenders if you have already elected to make systematic Surrenders. Additionally, since only one systematic Surrender option may be elected at a time, if you have elected to make such systematic Surrenders, the distributions thereunder must be sufficient to satisfy the mandatory distribution rules imposed by federal income tax law; otherwise, we may alter such distributions to comply with federal income tax law. You are permitted to change the frequency of your IRA Surrenders once per Contract Year, and you may cancel IRA Surrenders altogether at any time by providing Notice to Us at least seven days before the next scheduled IRA Surrender date to ensure such scheduled IRA Surrender and successive IRA Surrenders are not enforced.

Death Benefit

Death Benefit prior to the Maturity Date

The Contract provides for a Death Benefit equal to the greater of the Minimum Guaranteed Contract Value (see Page 16) and the Accumulation Value (see Page 15) (which we refer to as the Proceeds). The Proceeds are calculated as of the date of death of any Owner (or, if the Owner is not a natural person, upon any Annuitant's death) and payable upon:
- Our receipt of satisfactory proof of death; and
- Our receipt of all required claim forms.

Proof of death is the documentation we deem necessary to establish death, including, but not limited to:
- A certified copy of a death certificate;
- A certified copy of a statement of death from an attending physician;
- A finding of a court of competent jurisdiction as to the cause of death; or
- Any other proof that we deem in our sole discretion to be satisfactory to us.

From the date of death until the Proceeds are paid, we will credit the Proceeds with interest at the greater of:
- The effective annual interest rate, determined solely in our discretion and subject to change (which we refer to as the Company Death Benefit Rate); or
- The applicable state interest rate required to be paid on annuity death claims, if any.

The Company Death Benefit Rate may be less than the Fixed Rate Strategy Minimum Guaranteed Interest Rate in effect as of the date of death, but shall not be less than zero percent. See Page 25. Your Beneficiaries may contact us to determine the current Company Death Benefit Rate. Contact information for our Customer Service Center is specified on Page 1.

Once we have received satisfactory proof of death and all required documentation necessary to process a claim, we will generally pay the Proceeds within seven days of such date. We will pay the Proceeds under a Nonqualified Contract according to Section 72(s) of the Tax Code. Only one Death Benefit is payable under the Contract. The Proceeds will be paid to the named Beneficiary, unless the Contract has joint Owners (or if the Owner is not a natural person, two Annuitants), in which case any surviving Owner (or Annuitant, as applicable) will take the place of, and be deemed to be, the Beneficiary entitled to collect the Proceeds. The Owner may restrict how the Beneficiary is to receive the Death Benefit (e.g., by requiring a lump-sum payment, installment payments or that any amount be applied to an Annuity Plan). See Page 11.

Spousal Beneficiary Contract Continuation

Any surviving spouse of a deceased Owner who is the sole primary Beneficiary (or, as the surviving Joint Owner, is designated as the Beneficiary) has the option, but is not required, to continue the Contract under the same terms existing prior to such Owner's death. Such election would be in lieu of payment of the Proceeds The surviving spouse's right to continue the Contract is limited by our use of the term "spouse," as it is defined under federal law. If you are married to a same-sex spouse you should contact a tax and/or legal adviser regarding your spousal rights **(see FEDERAL TAX CONSEQUENCES – Same-Sex Marriages on page 42)**. Also, the surviving spouse may not continue the Contract if he or she is age 90 or older on the date of the Owner's death. (For Contracts issued in Minnesota, the surviving spouse may not continue the Contract if he or she is age 85 or older on the date of the Owner's death.) If the surviving spouse elects to continue the Contract, the following will apply:
- The surviving spouse will replace the deceased Owner as the Contract Owner (and if the deceased Owner was the Annuitant, the surviving spouse will replace the deceased Owner as the Annuitant);
- The age of the surviving spouse will be used as the Owner's age under the continued Contract;
- All rights of the surviving spouse as the Beneficiary under the Contract in effect prior to such continuation election will cease;
- Any Surrender Charges on subsequent Surrenders will be waived;
- Additional Premiums will not be accepted;
- All rights and privileges granted by the Contract or allowed by us will belong to the surviving spouse as the Owner of the continued Contract; and
- Upon the death of the surviving spouse as the Owner of the Contract, the Proceeds will be distributed to the Beneficiary or Beneficiaries described below, and the Contract will terminate.

Payment of the Proceeds to a Spousal or Non-spousal Beneficiary

Subject to any payment restriction imposed by the Owner, the Beneficiary may decide to receive the Proceeds:
- In one lump sum payment or installment payments; or
- By applying the Proceeds to an Annuity Plan.

No Additional Premiums may be made following the date of the Owner's death. The Beneficiary may receive the Proceeds in one lump sum payment or installment payments, provided the Proceeds are distributed to the Beneficiary within 5 years of the Owner's death. The Beneficiary has until 1 year after the Owner's death to decide to apply the Proceeds to an Annuity Plan. If the Proceeds are applied to an Annuity Plan, the Beneficiary will be deemed to be the Annuitant, and the Annuity Payments must:

- Be distributed in substantially equal installments over the life of such Beneficiary or over a period not extending beyond the life expectancy of such Beneficiary; and
- Begin no later than 1 year after the date of the Owner's death.

If we do not receive a request to apply the Proceeds to an Annuity Plan, we will make a single lump-sum payment to the Beneficiary.

Subject to the conditions and requirements of state law, full payment of the Death Benefit Proceeds to a Beneficiary may be made either into an interest bearing retained asset account that is backed by our general account or by check. For additional information about the payment options available to you, please refer to your claim forms or contact us at the address listed on Page 1 of this prospectus. Beneficiaries should carefully review all settlement and payment options available under the Contract and are encouraged to consult with a financial professional or tax and/or legal adviser before choosing a settlement or payment option.

The Retained Asset Account. The retained asset account, known as the Voya Personal Transition Account, is an interest bearing account backed by our general account. **The retained asset account is not guaranteed by the Federal Deposit Insurance Corporation ("FDIC").** Beneficiaries that receive their payment through the retained asset account may access the entire Proceeds in the account at any time without penalty through a draftbook feature. The Company seeks to earn a profit on the account, and interest credited on the account may vary from time to time but will not be less than the minimum rate stated in the supplemental contract delivered to the Beneficiary together with the paperwork to make a claim to the Proceeds. Interest earned on the Proceeds in the account may be less than could be earned if the Proceeds were invested outside of the account. Likewise, interest credited on the Proceeds in the account may be less than under other settlement or payment options available through the Contract.

The Beneficiary may elect to receive the Proceeds in payments over a period of time based on his or her life expectancy. These payments are sometimes referred to as stretch payments. Stretch payments for each calendar year will vary in amount because they are based on the Accumulation Value and the Beneficiary's remaining life expectancy. The first stretch payment must be made by the first anniversary of the Owner's date of death. Each succeeding stretch payment is required to be made by December 31st of each calendar year. Stretch payments are subject to the same conditions and limitations as systematic Surrenders. See Page . The rules for, and tax consequences of, stretch payments are complex and contain conditions and exceptions not covered in this prospectus. You should consult a tax and/or legal adviser for advice about the effect of federal income tax laws, state laws or any other tax laws affecting the Contract, or any transactions involving the Contract.

Death Benefit Once Annuity Payments Have Begun

There is no Death Benefit once the Owner decides to begin receiving Annuity Payments (see below). In the event the Owner dies (or, in the event that the Owner is not a natural person, the Annuitant dies) before all guaranteed Annuity Payments have been made pursuant to any applicable Annuity Plan, we will continue to make the Annuity Payments until all such guaranteed payments have been made. The Annuity Payments will be paid to the Beneficiary according to the Annuity Plan at least as frequently as before the death of the Owner or Annuitant, as applicable.

Annuity Payments and Annuity Plans

Annuity Payments

Subject to State variations noted below, the Contract provides for Annuity Payments, so long as the Annuitant is then living, in one of the two following ways:
- You can apply the Cash Surrender Value to an Annuity Plan on any date following the first Contract Anniversary; or
- **IMPORTANT NOTE:** We will not waive any applicable Surrender Charges.
- We will automatically apply the Proceeds (which equals the greater of the Minimum Guaranteed Contract Value and the Accumulation Value) to an Annuity Plan on the Contract Anniversary following the oldest Annuitant's 90th birthday (or the Contract Anniversary following the oldest Annuitant's 85th birthday if the Contract was issued prior to January 3, 2011), which we refer to as the Maturity Date.

Subject to the State variations noted below, the Annuity Payments cannot begin later than the Contract Anniversary on or next following the oldest Annuitant's 90th birthday (or the Contract Anniversary following the oldest Annuitant's 85th birthday if the Contract was issued prior to January 3, 2011), unless:
- We agree to a later date; or
- The Internal Revenue Service publishes a final regulation or a revenue ruling concluding that an annuity contract with a Maturity Date that is later than the Contract Anniversary following the oldest Annuitant's 90th birthday (or the Contract Anniversary following the oldest Annuitant's 85th birthday if the Contract was issued prior to January 3, 2011, or for Contracts issued in Montana prior to January 18, 2011 and for Contracts issued in Minnesota the Contract Anniversary following the oldest Annuitant's 85th birthday) will be treated as an annuity for federal tax purposes.

State	Maturity Date Variation
Florida	You may change the Maturity Date to any date following the first Contract Anniversary that is on or prior to the Contract Anniversary following the oldest Annuitant's 90th birthday (or the Contact Anniversary following the oldest Annuitant's 85th birthday if the Contract was issued prior to January 3, 2011). No Surrender Charges will apply to the application of the Proceeds to an Annuity Plan on the Maturity Date.
Montana	The Maturity Date is the Contract Anniversary following the oldest Annuitant's 90th birthday (or the Contract Anniversary following the oldest Annuitant's 85th birthday if the Contract was issued prior to January 18, 2011).
Minnesota	The Maturity Date is the Contract Anniversary following the oldest Annuitant's 85th birthday).

Notice to Us is required at least 30 days in advance of the date you wish to begin receiving Annuity Payments after we issue the Contract. Except for Contracts issued in Washington, if the Accumulation Value is less than $2,000 on the Maturity Date, we will pay such amount in a single lump-sum payment. Each Annuity Payment must be at least $20. We will make the Annuity Payments in monthly installments (although you can direct us to make the Annuity Payments annually instead). We reserve the right in the Contract to make the Annuity Payments less frequently, as necessary, to make the Annuity Payment equal to at least $20. We may also change the $2,000 and $20 minimums based upon increases reflected in the Consumer Price Index for All Urban Consumers (CPI-U) since January 1, 2005. There is no Death Benefit once you begin to receive Annuity Payments under an Annuity Plan.

We will determine the amount of the Annuity Payments as follows:

Prior to the Maturity Date	On the Maturity Date
Cash Surrender Value	Proceeds
• Multiplied by the applicable payment factor, which depends on: ➢ The Annuity Plan; ➢ The frequency of Annuity Payments; ➢ The age of the Annuitant (and sex, where appropriate under applicable law); and ➢ A net investment return of 1.0% is assumed (we may pay a higher return at our discretion).	• Multiplied by the applicable payment factor, which depends on: ➢ The Annuity Plan; ➢ The frequency of Annuity Payments; ➢ The age of the Annuitant (and sex, where appropriate under applicable law); and ➢ A net investment return of 1.0% is assumed (we may pay a higher return at our discretion).
• Divided by 1,000	• Divided by 1,000

Annuity Plans

You may elect one of the Annuity Plans described below, which provide for Annuity Payments of a fixed dollar amount only, using the Annuity 2000 Mortality Tables. In addition, you may elect any other Annuity Plan we may be offering at the time Annuity Payments begin. The Annuity Plan may be changed at any time before the Maturity Date, upon 30 days prior Notice to Us. If you do not elect an Annuity Plan, Annuity Payments will be made automatically each month for a minimum of 120 months and as long thereafter as the Annuitant is living, based on the oldest Annuitant's life, unless otherwise limited by applicable law.

Your election of an Annuity Plan is subject to the following additional terms and conditions:
• Annuity Payments will be made to the Owner, unless you provide Notice to Us directing otherwise;
• You must obtain our consent if the payee is not a natural person; and
• Any change in the payee will take effect as of the date we receive Notice to Us.

Payments for a Period Certain. Annuity Payments are made in equal installments for a fixed number of years. The number of years cannot be less than ten nor more than 30, unless otherwise required by applicable law. For Contracts issued in Florida, the number of years cannot be less than 20.

Payments for Life with a Period Certain. Annuity Payments are made for a fixed number of years and as long thereafter as the Annuitant is living. The number of years cannot be less than ten nor more than 30, unless otherwise required by applicable law.

Life Only Payments. Annuity Payments are made for as long as the Annuitant is living. This is not available for Contracts issued in Florida.

Joint and Last Survivor Life Payments. Annuity Payments are made for as long as either of two Annuitants is living.

Death of the Annuitant who is not an Owner

In the event the Annuitant dies on or after the Maturity Date, but before all Annuity Payments have been made pursuant to the Annuity Plan elected, we will continue the Annuity Payments until all guaranteed Annuity Payments have been made. The Annuity Payments will be paid at least as frequently as before the Annuitant's death until the end of any guaranteed period certain. We may require satisfactory proof of death in regard to the Annuitant before continuing the Annuity Payments.

Other Important Information

Annual Report to Owners

At least once a year, we will send you, without charge, a report showing the current Accumulation Value and the Cash Surrender Value. This report will also show the amounts deducted from, or added to, the Accumulation Value since the last report. This report will include any other information that is required by law or regulation.

In addition, we will provide you with any other reports, notices or documents that we are required by applicable law to furnish to you. We will send this report to you at your last known address within 60 days after the report date. Upon your request, we will provide additional reports, but we reserve the right in the Contract to assess a reasonable charge for each such additional report.

Suspension of Payments

We reserve the right to suspend or postpone the date of any payment or determination of any value (including the Accumulation Value) under the Contract, beyond the 7 permitted days, on any Business Day that:
- The New York Stock Exchange is closed;
- Trading on the New York Stock Exchange is restricted;
- An emergency exists as determined by the SEC; or
- The SEC so permits for the protection of security holders.

We have the right to delay payment for up to six months, contingent upon written approval by the insurance supervisory official in the jurisdiction in which this Contract is issued. For Contracts issued in Idaho, any payment deferred 30 days or more will include interest as required by applicable state law. Payment of benefits or values may also be delayed or suspended as required by court order or regulatory proceeding.

Misstatement Made by Owner in Connection with Purchase of this Contract

We may require proof of the age and sex of the person upon whose life certain benefit payments are determined (i.e., the Death Benefit or Annuity Payments). If the Owner misstates the age or sex of a person in connection with the purchase of the Contract, we reserve the right in the Contract to adjust (either upward or downward) these payments based on the correct age or sex. If an upward adjustment to your benefit payment is required, we will include an amount in your next benefit payment representing the past underpayments by us, with interest credited at the rate of 1.5% annually (where permitted). If a downward adjustment to your benefit payment is required, we will make a deduction from future benefit payments until the past overpayments by us, plus interest at 1.5% annually (where permitted), has been repaid in full by you.

We reserve the right in the Contract (where permitted) to void the Contract and return the Cash Surrender Value in the event of any fraudulent material misrepresentation made by the Owner in connection with the purchase of the Contract.

Insurable Interest

We require the Owner of the Contract to have an insurable interest in the Annuitant. Insurable interest means the Owner has a lawful and substantial economic interest in the continued life of the Annuitant. An insurable interest does not exist if the Owner's sole economic interest in the Annuitant arises as a result of the Annuitant's death. A natural person is presumed to have an insurable interest in his or her own life. A natural person is also generally considered to have an insurable interest in his or her spouse and family members. State statutory and case law have established guidelines for circumstances in which an insurable interest is generally considered to exist:

- Relationships between parent and child, brother and sister, and grandparent and grandchild; and
- Certain business relationships and financial dependency situations (e.g., uncle has insurable interest in nephew who runs the uncle's business and makes money for the uncle).

The above list is **not** comprehensive, but instead contains some common examples to help illustrate what it means for the Owner to have an insurable interest in the Annuitant. You should consult your agent/registered representative for advice on whether the Owner of the Contract would have an insurable interest in the Annuitant to be designated.

An insurable interest must exist at the time we issue the Contract. In purchasing the Contract, you will represent and acknowledge that you, as the Owner, have an insurable interest in the Annuitant. We require the agent/registered representative to confirm on the application that the Owner has an insurable interest in the Annuitant. We also require that any new Owner after issuance of the Contract to have an insurable interest in the Annuitant. We will seek to void the Contract if we discover it was applied for and issued (or ownership was transferred) based on misinformation, or information that was omitted, in order to evade state insurable interest and other laws enacted to prevent an Owner from using the Contract to profit from the death of a person in whom such Owner does not have an insurable interest.

Assignment

You may assign a Nonqualified Contract as collateral security for a loan or other obligation. This kind of assignment is not a change of ownership. But you should understand that your rights, and those of any Beneficiary, are subject to the terms of the assignment. To make, modify or release an assignment, you must provide Notice to Us. Your instructions will take effect as of the date we receive Notice to Us. We require written consent of any Irrevocable Beneficiary before your instructions will take effect. An assignment likely has federal income tax consequences. You should consult a tax adviser for tax advice. We are not responsible for the validity, tax consequences or other effects of any assignment you choose to make.

Contract Changes — Applicable Tax Law

We have the right to make changes to the Contract so that it continues to qualify as an annuity under applicable income tax law. If we deem it necessary to make such changes for tax reasons, we will give you advance notice of how and when your Contract will likely change.

Right to Examine and Return This Contract

For a prescribed period, you may return the Contract for any reason or no reason at all, which we refer to as the Right to Examine Period. Subject to the state requirements specified in the table below, you may return the Contract within 20 days of your receipt of it, and you have up to 30 days from your receipt of it if the Contract was issued as a replacement contract. Unless as otherwise noted below, if so returned, we will promptly pay you any portion of the Premium paid and not previously Surrendered as of the date the returned Contract is received by us. If you decide to return the Contract, you must deliver it:

- To us at our Customer Service Center (the address is specified on Page 1); or
- To your agent/registered representative.

Contract Issue State	Days for New Purchase and Amount Returned	Days for Replacement Purchase and Amount Returned
Florida	21 days Premium paid and not previously Surrendered.	Same
New Jersey	20 days Accumulation Value.	Same
Pennsylvania	20 days Premium paid and not previously Surrendered.	30 days Premium paid and not previously surrendered (45 days, if the Contract replaces a contract issued by a Voya affiliate.) Surrendered as of the date the returned Contract is received by us.

Non-Waiver

We may, in our discretion, elect not to exercise a right, privilege or option under the Contract. Such election will not constitute our waiver of the right to exercise such right, privilege or option at a later date, nor will it constitute a waiver of any provision of the Contract.

Special Arrangements

We may reduce or waive any Contract charges for certain group or sponsored arrangements, under special programs, and for certain employees, agents, and related persons of our parent corporation and its affiliates. We reduce or waive these items based on expected economies, and the variations are based on differences in costs or services.

Selling the Contract

Our affiliate, Directed Services LLC, 1475 Dunwoody Drive, West Chester, Pennsylvania 19380 is the principal underwriter and distributor of the Contract as well as of contracts issued by our affiliate, Voya Insurance and Annuity Company. Directed Services LLC, a Delaware limited liability company, is registered with the SEC as a broker/dealer under the Securities Exchange Act of 1934, as amended, and is a member of FINRA.

Directed Services LLC does not retain any commissions or compensation that we pay to it for Contract sales. Directed Services LLC enters into selling agreements with affiliated, including Voya Financial Advisors, Inc., and unaffiliated broker/dealers to sell the Contracts through their registered representatives who are licensed to sell securities and variable insurance products, which representatives we refer to as selling firms. Selling firms are also registered with the SEC and are FINRA member firms.

Directed Services LLC pays selling firms compensation for the promotion and sale of the Contracts. Registered representatives of the selling firms who solicit sales of the Contracts typically receive a portion of the compensation paid by Directed Services LLC to such selling firm in the form of commissions or other compensation, depending on the agreement between the selling firm and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by the Owners of the Contract. We intend to recoup this compensation and other sales expenses paid to selling firms through fees and charges imposed under the Contracts.

Directed Services LLC pays selling firms for Contract sales according to one or more schedules. This compensation is generally based on a percentage of Premiums. Selling firms may receive commissions of up to 7.0% of Premiums. In addition, selling firms may receive ongoing annual compensation of up to 1.25% of all, or a portion, of values of Contracts sold through such selling firm. Individual representatives may receive all or a portion of the compensation paid to their selling firm, depending on such selling firm's practices. Commissions and annual compensation, when combined with additional compensation or reimbursement of expenses (as more full described below), could exceed 7.0% of Premiums.

Directed Services LLC has special compensation arrangements with certain selling firms based on such firms' aggregate or anticipated sales of the Contracts or other specified criteria. These special compensation arrangements will not be offered to all selling firms, and the terms of such arrangements may differ among selling firms based on various factors. Any such compensation payable to a selling firm will not result in any additional direct charge to you by us.

In addition to the direct cash compensation for sales of Contracts described above, Directed Services LLC may also pay selling firms additional compensation or reimbursement of expenses for their efforts in selling the Contracts to you and other customers. These amounts may include:

- Marketing/distribution allowances, which may be based on the percentages of Premium received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the Company and/or its affiliates during the calendar year;
- Loans or advances of commissions in anticipation of future receipt of Premiums (i.e., a form of lending to agents/registered representatives). These loans may have advantageous terms such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which terms may be conditioned on fixed insurance product sales;
- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our expense;
- Sponsorship payments or reimbursements for broker/dealers to use in sales contests and/or meetings for their agents/registered representatives who sell our products. We do not hold contests based solely on the sales of the Contract;
- Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, agent/representative recruiting or other activities that promote the sale of Contracts; and
- Additional cash or non-cash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars and payment for advertising and sales campaigns.

We may pay commissions, dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the Contract.

The following is a list of the top 25 selling firms that, during 2014, received the most total dollars of compensation, in the aggregate, from us in connection with the sale of registered annuity contracts issued by us, ranked from greatest compensation to least compensation:

- Voya Financial Advisers, Inc.;
- Signator Financial Services, Inc.;
- LPL Financial Corporation;
- Morgan Stanley Smith Barney LLC;
- American Portfolios Financial Services, Inc.;
- Cetera Financial Group;
- Financial Telesis Inc./Jhw Financial Services Inc.;
- Lincoln Financial Advisors Corporation;
- NFP Advisor Services, LLC;
- PlanMember Securities Corporation;
- Securities America, Inc.;
- Royal Alliance Associates, Inc.;
- MetLife Securities, Inc.;
- Primerica Financial Services, Inc.;
- NIA Securities, Inc.;
- GWN Securities, Inc.;
- Cadaret, Grant & Co., Inc.;
- TFS Securities, Inc.;
- NYLIFE Securities LLC;
- Woodbury Financial Services, Inc.;
- National Planning Corporation;
- Ameriprise Financial Services, Inc.;
- Northwestern Mutual Investment Services, LLC;
- First Allied Securities, Inc.; and
- Edward D. Jones & Col, L.P.

Directed Services LLC may also compensate wholesalers/distributors, and their sales management personnel, for Contract sales within the wholesale/distribution channel. This compensation may be based on a percentage of Premiums and/or a percentage of Accumulation Value. Directed Services LLC may, at its discretion, pay additional cash compensation to wholesalers/distributors for sales by certain broker-dealers or "focus firms."

This is a general discussion of the types and levels of compensation paid by us for sale of our registered annuity contracts. It is important for you to know that the payment of volume- or sales-based compensation to a selling firm or registered representative may provide such selling firm or registered representative a financial incentive to promote our products, such as the Contract, over those of another company, and may also provide a financial incentive to promote one of our contracts over another, such as the Contract.

State Regulation

We are regulated by the Insurance Department of the State of Connecticut. We are also subject to the insurance laws and regulations of all jurisdictions in which we do business. The Contract offered by this prospectus has been approved where required by such jurisdictions. We are required to submit annual statements of our operations, including financial statements, to the insurance departments of the various jurisdictions in which we do business to allow regulators access to our solvency and compliance with state insurance laws and regulations.

Legal Proceedings

We are not aware of any pending legal proceedings that are likely to have a material adverse effect upon the Company's ability to meet its obligations under the Contract, Directed Services LLC's ability to distribute the Contract or upon the separate account.

Litigation. Notwithstanding the foregoing, the Company and/or Directed Services LLC, is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Certain claims are asserted as class actions. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim oftentimes bears little relevance to the merits or potential value of a claim.

Regulatory Matters. As with other financial services companies, the Company and its affiliates, including Directed Services LLC, periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters. Regulatory investigations, exams, inquiries and audits could result in regulatory action against the Company or subject the Company to settlement payments, fines, penalties and other financial consequences, as well as changes to the Company's policies and procedures.

The outcome of a litigation or regulatory matter and the amount or range of potential loss is difficult to forecast and estimating potential losses requires significant management judgment. It is not possible to predict the ultimate outcome for all pending litigation and regulatory matters and given the large and indeterminate amounts sought and the inherent unpredictability of such matters, it is possible that an adverse outcome in certain litigation or regulatory matters could, from time to time, have a material adverse effect upon the Company's results of operations or cash flows in a particular quarterly or annual period.

Legal Matters

The Company's organization and authority, and the Contract's legality and validity, have been passed on by the Company's legal department.

Experts

The consolidated financial statements of the Company on Form 10-K for the year ended December 31, 2014 (including schedules appearing therein), have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The primary business address of Ernst & Young LLP is Suite 1000, 55 Ivan Allen Jr. Boulevard, Atlanta, GA 30308.

Further Information

This prospectus does not reflect all of the information contained in the registration statement, of which this prospectus is part. Portions of the registration statement have been omitted from this prospectus as allowed by the SEC. You may obtain the omitted information from the offices of the SEC, as described below. We are required by the Securities Exchange Act of 1934 (the "Exchange Act"), as amended, to file periodic reports and other information with the SEC. You may inspect or copy information concerning the Company at the Public Reference Room of the SEC at:

Securities and Exchange Commission
100 F Street NE, Room 1580
Washington, DC 20549

You may also obtain copies of these materials at prescribed rates from the Public Reference Room of the above office. You may obtain information on the operation of the Public Reference Room by calling the SEC at either 1-800-SEC-0330 or 1-202-942-8090. You may also find more information about the Company by visiting the Company's homepage on the internet at https://voyaretirement.voyaplans.com.

Our filings are available to the public on the SEC's website at www.sec.gov. We also make our filings available on our http://investors.voya.com/financial-reporting. (These uniform resource locators ("URLs") are inactive textual references only and are not intended to incorporate the SEC website or our website into this prospectus.) When looking for more information about the Contract, you may find it useful to use the number assigned to the registration statement under the Securities Act of 1933. This number is 333-203619.

Incorporation of Certain Documents by Reference

The SEC allows us to "incorporate by reference" information that we file with the SEC into this prospectus, which means that incorporated documents are considered part of this prospectus. We can disclose important information to you by referring you to those documents. This prospectus incorporates by reference the Annual Report on Form 10-K for the year ended December 31, 2014. The Form 10-K contains additional information about the Company and includes certified financial statements as of December 31, 2014 and 2013, and for each of the three years in the period ended December 31, 2014. We were not required to file any other reports pursuant to Sections 13(a) or 15(d) of the Exchange Act since December 31, 2014. All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering shall be deemed to be incorporated by reference into the prospectus.

You may request a free copy of any documents incorporated by reference in this prospectus (including any exhibits that are specifically incorporated by reference in them). Please direct your request to:

Voya Retirement Insurance and Annuity Company
Customer Service
P.O. Box 10450
Des Moines, Iowa 50306-0450
(888) 854-5950

Inquiries

You may contact us directly by writing or calling us at the address or phone number shown above.

Federal Tax Considerations

Introduction

The Contract described in this prospectus is designed to be treated as an annuity for U.S. federal income tax purposes. This section discusses our understanding of current federal income tax laws affecting the Contract. The U.S. federal income tax treatment of the Contract is complex and sometimes uncertain. You should keep the following in mind when reading this section:

- Your tax position (or the tax position of the designated Beneficiary, as applicable) determines the federal taxation of amounts held, or paid out, under the Contract;
- Tax laws change. It is possible that a change in the future could affect contracts issued in the past, including the Contract described in this prospectus;
- This section addresses some, but not all, applicable federal income tax rules and does not discuss federal estate and gift tax implications, state and local taxes, taxes of any foreign jurisdiction or any other tax provisions;
- We do not make any guarantee about the tax treatment of the Contract or transactions involving the Contract; and
- No assurance can be given that the IRS, would not assert, or that a court would not sustain, a position contrary to any of those set forth below.

We do not intend this information to be tax advice. No attempt is made to provide more than a general summary of information about the use of the Contract with non-tax qualified and tax-qualified retirement arrangements, and the Tax Code may contain other restrictions and conditions that are not included in this summary. You should consult with a tax and/or legal adviser for advice about the effect of federal income tax laws, state tax laws or any other taxes affecting the Contract or any transactions involving the Contract.

Types of Contracts: Nonqualified and Qualified

The Contract described in this prospectus may be purchased on a non-tax-qualified basis ("Nonqualified Contracts") or purchased on a tax-qualified basis ("Qualified Contracts").

Nonqualified Contracts. Nonqualified Contracts do not receive the same tax benefits as are afforded to contracts funding qualified plans. You may not deduct the amount of your Premium payments to a Nonqualified Contract. Rather, Nonqualified Contracts are purchased with after-tax contributions to save money, generally for retirement, with the right to receive annuity payments for either a specified period of time or over a lifetime.

Qualified Contracts. Qualified Contracts are designed for use by individuals and/or employers whose Premium payments are comprised solely of proceeds from and/or contributions to retirement plans or programs that are intended to qualify as plans or programs entitled to special favorable income tax treatment under Sections 408 or 408A of the Tax Code. **Employers or individuals intending to use the Contract with such plans should seek legal and tax advice.**

Taxation of Nonqualified Contracts

Taxation of Gains Prior to Distribution or Annuity Starting Date

General. Tax Code Section 72 governs the federal income taxation of annuities in general. We believe that if you are a natural person (in other words, an individual), you will generally not be taxed on increases in the value of a Nonqualified Contract until a distribution occurs or until annuity payments begin. This assumes that the Contract will qualify as an annuity Contract for federal income tax purposes. For these purposes, the agreement to assign or pledge any portion of the Contract's Accumulation Value will be treated as a distribution. In order to be eligible to receive deferral of taxation, the following requirements must be satisfied:

- **Required Distributions.** In order to be treated as an annuity contract for federal income tax purposes, the Tax Code requires any Nonqualified Contract to contain certain provisions specifying how your interest in the Contract will be distributed in the event of your death. The Nonqualified Contracts contain provisions that are intended to comply with these Tax Code requirements, although no regulations interpreting these requirements have yet been issued. When such requirements are clarified by regulation or otherwise, we intend to review such distribution provisions and modify them if necessary to assure that they comply with the applicable requirements;
- **Non-Natural Owners of a Nonqualified Contract.** If the Owner of the Contract is not a natural person (in other words, is not an individual), a Nonqualified Contract generally is not treated as an annuity for income tax purposes and the income on the contract for the taxable year is currently taxable as ordinary income. Income on the Contract is any increase in the Contract's Accumulation Value over the "investment in the Contract" (generally, the Premium payments or other consideration you paid for the Contract less any nontaxable withdrawals) during the taxable year. There are some exceptions to this rule and a non-natural person should consult with a tax and/or legal adviser before purchasing the Contract. When the Contract Owner is not a natural person, a change in the Annuitant is treated as the death of the Contract Owner; and
- **Delayed Annuity Starting Date.** If the Contract's annuity starting date occurs (or is scheduled to occur) at a time when the Annuitant has reached an advanced age (e.g., after age 95), it is possible that the Contract would not be treated as an annuity for federal income tax purposes. In that event, the income and gains under the contract could be currently includible in your income.

Taxation of Distributions

General. When a withdrawal from a Nonqualified Contract occurs before the Contract's annuity starting date, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the Contract's Accumulation Value (unreduced by the amount of any Surrender Charge) immediately before the distribution over the Contract Owner's investment in the Contract at that time. Investment in the Contract is generally equal to the amount of all Premium payments to the Contract, plus amounts previously included in your gross income as the result of certain loans, assignments or gifts, less the aggregate amount of non-taxable distributions previously made.

In the case of a Surrender under a Nonqualified Contract, the amount received generally will be taxable only to the extent it exceeds the Contract Owner's investment in the Contract (cost basis).

10% Penalty. A distribution from a Nonqualified Contract may be subject to a federal tax penalty equal to 10% of the amount treated as income. In general, however, there is no penalty on distributions:
- Made on or after the taxpayer reaches age 59½;
- Made on or after the death of a Contract Owner (the Annuitant if the Contract Owner is a non-natural person);
- Attributable to the taxpayer's becoming disabled as defined in the Tax Code;
- Made as part of a series of substantially equal periodic payments (at least annually) over your life or life expectancy or the joint lives or joint life expectancies of you and your designated Beneficiary; or
- The distribution is allocable to investment in the Contract before August 14, 1982.

The 10% penalty does not apply to distributions from an immediate annuity as defined in the Tax Code. Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. A tax adviser should be consulted with regard to exceptions from the penalty tax.

Tax-Free Exchanges. Section 1035 of the Tax Code permits the exchange of a life insurance, endowment or annuity contract for an annuity contract on a tax-free basis. In such instance, the "investment in the contract" in the old contract will carry over to the new contract. You should consult with your tax and/or legal adviser regarding procedures for making Section 1035 exchanges.

If your Contract is purchased through a tax-free exchange of a life insurance, endowment or annuity contract that was purchased prior to August 14, 1982, then any distributions other than annuity payments will be treated, for tax purposes, as coming:
- First, from any remaining "investment in the contract" made prior to August 14, 1982 and exchanged into the Contract;
- Next, from any "income on the Contract" attributable to the investment made prior to August 14, 1982;
- Then, from any remaining "income on the Contract;" and
- Lastly, from any remaining "investment in the Contract."

In certain instances, the partial exchange of a portion of one annuity contract for another contract is a tax-free exchange. Pursuant to IRS guidance, receipt of partial withdrawals or surrenders from either the original contract or the new contract during the 180 day period beginning on the date of the partial exchange may retroactively negate the partial exchange. If the partial exchange is retroactively negated, the partial withdrawal or surrender of the original contract will be treated as a withdrawal, taxable as ordinary income to the extent of gain in the original contract and, if the partial exchange occurred prior to you reaching age 59½, may be subject to an additional 10% penalty. We are not responsible for the manner in which any other insurance company, for tax reporting purposes, or the IRS, with respect to the ultimate tax treatment, recognizes or reports a partial exchange. We strongly advise you to discuss any proposed 1035 exchange or subsequent distribution within 180 days of a partial exchange with your tax and/or legal adviser prior to proceeding with the transaction.

Taxation of Annuity Payments. Although tax consequences may vary depending upon the payment option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the Contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the Contract has been fully recovered, however, the full amount of each subsequent annuity payment is subject to tax as ordinary income.

Annuity Contracts that are partially annuitized after December 31, 2010, are treated as separate contracts with their own annuity starting date and exclusion ratio. Specifically, an exclusion ratio will be applied to any amount received as an annuity under a portion of the annuity, provided that annuity payments are made for a period of ten years or more or for life. Please consult your tax and/or legal adviser before electing a partial annuitization.

Death Benefits. Amounts may be distributed from a Contract because of your death or the death of the Annuitant. Generally, such amounts are includible in the income of the recipient as follows:
* If distributed in a lump sum, they are taxed in the same manner as a surrender of the Contract, or
* If distributed under a payment option, they are taxed in the same way as Annuity Payments.

Special rules may apply to amounts distributed after a Beneficiary has elected to maintain the Accumulation Value and receive Annuity Payments.

Different distribution requirements apply if your death occurs:
* After you begin receiving Annuity Payments under the Contract; or
* Before you begin receiving such distributions.

If your death occurs after you begin receiving Annuity Payments, distributions must be made at least as rapidly as under the method in effect at the time of your death.

If your death occurs before you begin receiving Annuity Payments, your entire balance must be distributed within five years after the date of your death. For example, if you die on September 1, 2015, your entire balance must be distributed by August 31, 2020. However, if distributions begin within one year of your death, then payments may be made over one of the following timeframes:
* Over the life of the designated Beneficiary; or
* Over a period not extending beyond the life expectancy of the designated Beneficiary.

If the designated Beneficiary is your spouse, the Contract may be continued after your death with the surviving spouse as the new Contract Owner. If the Contract Owner is a non-natural person and the primary Annuitant dies, the same rules apply on the death of the primary Annuitant as outlined above for the death of a Contract Owner.

Some Contracts offer a Death Benefit that may exceed the greater of the Premium payments and the Contract's Accumulation Value. Certain charges are imposed with respect to the Death Benefit. It is possible that these charges (or some portion thereof) could be treated for federal tax purposes as a distribution from the Contract.

Assignments and Other Transfers. A transfer, pledge or assignment of ownership of a Nonqualified Contract, the selection of certain annuity dates or the designation of an Annuitant or payee other than an Owner may result in certain tax consequences to you that are not discussed herein. The assignment, pledge or agreement to assign or pledge any portion of the Contract's Accumulation Value will be treated as a distribution for federal income tax purposes. Anyone contemplating any such transfer, pledge, assignment, or designation or exchange, should consult a tax adviser regarding the potential tax effects of such a transaction.

Immediate Annuities. Under Section 72 of the Tax Code, an immediate annuity means an annuity:
- That is purchased with a single Premium payment;
- With annuity payments starting within one year from the date of purchase; and
- That provides a series of substantially equal periodic payments made annually or more frequently.

While this Contract is not designed as an immediate annuity, treatment as an immediate annuity would have significance with respect to exceptions from the 10% early withdrawal penalty, to Contracts owned by non-natural persons, and for certain exchanges.

Multiple Contracts. Tax laws require that all Nonqualified deferred annuity contracts that are issued by a company or its affiliates to the same contract owner during any calendar year be treated as one annuity contract for purposes of determining the amount includible in gross income under Tax Code Section 72(e). In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Tax Code Section 72(e) through the serial purchase of annuity contracts or otherwise.

Withholding. We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a Contract unless the distributee notifies us at or before the time of the distribution that he or she elects not to have any amounts withheld. Withholding is mandatory, however, if the distributee fails to provide a valid taxpayer identification number or if we are notified by the IRS that the taxpayer identification number we have on file is incorrect. The withholding rates applicable to the taxable portion of periodic Annuity Payments are the same as the withholding rates generally applicable to payments of wages. In addition, a 10% withholding rate applies to the taxable portion of any non-periodic payments. Regardless of whether you elect to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment.

Certain states have indicated that state income tax withholding will also apply to payments from the Contracts made to residents. Generally, an election out of federal withholding will also be considered an election out of state withholding. In some states, you may elect out of state withholding, even if federal withholding applies. If you need more information concerning a particular state or any required forms, please contact Customer Service.

If you or your designated Beneficiary is a non-resident alien, then any withholding is governed by Tax Code Section 1441 based on the individual's citizenship, the country of domicile and treaty status, and we may require additional documentation prior to processing any requested transaction.

Taxation of Qualified Contracts

Eligible Retirement Plans and Programs

The Contract may be purchased with the following retirement plans and programs to accumulate retirement savings:
- **Individual Retirement Annuities ("IRAs") and Roth IRAs.** Section 408 of the Tax Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity ("IRA"). Certain employers may establish Simplified Employee Pension ("SEP") or Savings Incentive Match Plan for Employees ("SIMPLE") plans to provide IRA contributions on behalf of their employees. Section 408A of the Tax Code permits certain eligible individuals to contribute to a Roth IRA, which provides for tax-free distributions, subject to certain restrictions. Sales of the Contract for use with an IRA or a Roth IRA may be subject to special requirements of the IRS. **The IRS has not reviewed the Contract described in this prospectus for qualification as an IRA and has not addressed, in a ruling of general applicability, whether the Contract's Death Benefit provision complies with IRA qualification requirements.**

Special Considerations for IRAs. IRAs are subject to limits on the amounts that can be contributed, the deductible amount of the contribution, the persons who may be eligible, and the time when distributions commence. Contributions to IRAs must be made in cash or as a rollover or a transfer from another eligible plan. Also, distributions from IRAs, individual retirement accounts, and other types of retirement plans may be "rolled over" on a tax-deferred basis into an IRA. Beginning in 2015, you will not be able to roll over any portion of an IRA distribution if you rolled over a distribution during the preceding 1-year period. However, the IRS has provided a transition rule for distributions in 2015. Specifically, a distribution occurring in 2014 that was rolled over is disregarded for this purpose if the 2015 distribution is from an IRA other than the IRA that made or received the 2014 distribution. Please note that this one rollover per year rule does not apply to: (1) the conversion of a traditional IRA to a Roth IRA, (2) a rollover to or from a qualified plan, or (3) a trustee-to-trustee transfer between IRAs. Please consult your own tax and/or legal adviser if you have additional questions about these rules.

Special Considerations for Roth IRAs. Contributions to a Roth IRA are subject to limits on the amount of contributions and the persons who may be eligible to contribute, are not deductible, and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. Certain qualifying individuals may convert an IRA, SEP IRA, or a SIMPLE IRA to a Roth IRA. Such rollovers and conversions are subject to tax, and other special rules may apply. Beginning in 2015, you will not be able to roll over any portion of a Roth IRA distribution if you rolled over a distribution during the preceding 1-year period. However, the IRS has provided a transition rule for distributions in 2015. Specifically, a distribution occurring in 2014 that was rolled over is disregarded for this purpose if the 2015 distribution is from a Roth IRA other than the Roth IRA that made or received the 2014 distribution. Please note that this one rollover per year rule does not apply to: (1) the conversion of a traditional IRA to a Roth IRA, (2) a rollover to or from a qualified plan, or (3) a trustee-to-trustee transfer between Roth IRAs. Please consult your own tax and/or legal adviser if you have additional questions about these rules.

A 10% additional tax may apply to amounts attributable to a conversion to a Roth IRA if the amounts are distributed during the five taxable years beginning with the year in which the conversion is made.

Taxation

The tax rules applicable to Qualified Contracts vary according to the type of Qualified Contract, the specific terms and conditions of the Qualified Contract and the terms and conditions of the qualified plan or program. The ultimate effect of federal income taxes on the amounts held under a Qualified Contract, or on income phase (i.e., annuity) payments from a Qualified Contract, depends upon the type of Qualified Contract or program as well as your particular facts and circumstances. Special favorable tax treatment may be available for certain types of contributions and distributions. In addition, certain requirements must be satisfied in purchasing a Qualified Contract with proceeds from a tax-qualified plan or program in order to continue receiving favorable tax treatment.

Adverse tax consequences may result from:
- Contributions in excess of specified limits;
- Distributions before age 59½ (subject to certain exceptions);
- Distributions that do not conform to specified commencement and minimum distribution rules; and
- Other specified circumstances.

Some qualified plans and programs are subject to additional distribution or other requirements that are not incorporated into the Contract described in this prospectus. No attempt is made to provide more than general information about the use of the Contract with qualified plans and programs. Contract Owners, participants, Annuitants, and Beneficiaries are cautioned that the rights of any person to any benefit under these qualified plans and programs may be subject to the terms and conditions of the plan or program, regardless of the terms and conditions of the Contract. The Company is not bound by the terms and conditions of such plans and programs to the extent such terms contradict the language of the Contract, unless we consent in writing.

Contract Owners, participants, and Beneficiaries generally are responsible for determining that contributions, distributions and other transactions with respect to the Contract comply with applicable law. **Therefore, you should seek tax and/or legal advice regarding the suitability of the Contract for your particular situation.** The following discussion assumes that Qualified Contracts are purchased with proceeds from and/or contributions under retirement plans or programs that qualify for the intended special federal tax treatment.

Tax Deferral. Under federal tax laws, earnings on amounts held in annuity contracts used as an IRA or Roth IRA are generally not taxed until they are withdrawn. However, in the case of a qualified plan (as described in this prospectus), an annuity contract is not necessary to obtain the favorable tax treatment accorded to an IRA or Roth IRA under Sections 408 or 408A of the Tax Code, respectively. Annuities do provide other features and benefits (such as the guaranteed Death Benefit or the option of lifetime Annuity Payment options at established rates) that may be valuable to you. You should discuss your alternatives with a qualified financial representative taking into account the additional fees and expenses you may incur in an annuity.

Contributions

In order to be excludable from gross income for federal income tax purposes, total annual contributions to certain qualified plans and programs are limited by the Tax Code. We provide general information on these requirements for certain plans and programs below. You should consult with a tax and/or legal adviser in connection with contributions to a Qualified Contract.

Distributions - General

Certain tax rules apply to distributions from the Contract. A distribution is any amount taken from a Contract including withdrawals, income phase (i.e., annuity) payments, rollovers, exchanges and death benefit proceeds. We report the gross and taxable portions of all distributions to the IRS.

IRAs. All distributions from an IRA are taxed as received unless either one of the following is true:
- The distribution is directly transferred to another IRA or to a plan eligible to receive rollovers as permitted under the Tax Code; or
- You made after-tax contributions to the IRA. In this case, the distribution will be taxed according to rules detailed in the Tax Code.

10% Additional Tax. The Tax Code imposes a 10% additional tax on the taxable portion of any distribution from an IRA or Roth IRA unless certain exceptions, including one or more of the following, have occurred:
- You have attained age 59½;
- You have become disabled, as defined in the Tax Code;
- You have died and the distribution is to your Beneficiary;
- You have separated from service with the plan sponsor at or after age 55;
- The distribution amount is rolled over into another eligible retirement plan or to a traditional or Roth IRA in accordance with the terms of the Tax Code;
- You have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life or the life expectancy or the joint lives or joint life expectancies of you and your designated Beneficiary; or
- The distribution is paid directly to the government in accordance with an IRS levy;
- The withdrawal amount is paid to an alternate payee under a Qualified Domestic Relations Order ("QDRO"); or
- The distribution is a qualified reservist distribution as defined under the Tax Code.

In addition, the 10% additional tax does not apply to the amount of a distribution equal to unreimbursed medical expenses incurred by you during the taxable year that qualify for deduction as specified in the Tax Code. The Tax Code may provide other exceptions or impose other penalty taxes in other circumstances.

Qualified Distributions - Roth IRA. A partial or full distribution of Premium payments to a Roth IRA account and earnings credited on those Premium payments will be excludable from income if it is a qualified distribution. A "qualified distribution" from a Roth IRA account is defined as a distribution that meets the following two requirements:
- The distribution occurs after the five-year taxable period measured from the earlier of:
  - ▷ The first taxable year you made a designated Roth contribution to any designated Roth account established for you under the same applicable retirement plan as defined in Tax Code Section 402A;
  - ▷ If a rollover contribution was made from a designated Roth account previously established for you under another applicable retirement plan, the first taxable year for which you made a designated Roth contribution to such previously established account; or
  - ▷ The first taxable year in which you made an in-plan Roth rollover of non-Roth amounts under the same plan; AND

- The distribution occurs after you attain age 59½, die with payment being made to your beneficiary, or become disabled as defined in the Tax Code.

A distribution from a Roth account that is not a qualified distribution is includible in gross income under the Tax Code in proportion to your investment in the Contract (basis) and earnings on the Contract.

Distributions - Eligibility

Lifetime Required Minimum Distributions - IRAs

To avoid certain tax penalties, you and any designated Beneficiary must also satisfy the required minimum distribution rules set forth in the Tax Code. These rules dictate the following:
- Start date for distributions;
- The time period in which all amounts in your Contract(s) must be distributed; and
- Distribution amounts.

Start Date. Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70½ or retire, whichever occurs later.

Time Period. We must pay out distributions from the Contract over a period not extending beyond one of the following time periods:
- Over your life or the joint lives of you and your designated Beneficiary; or
- Over a period not greater than your life expectancy or the joint life expectancies of you and your designated Beneficiary.

Distribution Amounts. The amount of each required minimum distribution must be calculated in accordance with Tax Code Section 401(a)(9). The entire interest in the account includes the amount of any outstanding rollover, transfer, recharacterization, if applicable, and the actuarial present value of other benefits provided under the account, such as guaranteed death benefits.

50% Excise Tax. If you fail to receive the required minimum distribution for any tax year, a 50% excise tax may be imposed on the required amount that was not distributed.

Lifetime required minimum distributions are not applicable to Roth IRAs during your lifetime. Further information regarding required minimum distributions may be found in your Contract.

Required Distributions upon Death - IRAs and Roth IRAs

Different distribution requirements apply after your death, depending upon if you have begun receiving required minimum distributions. Further information regarding required distributions upon death may be found in your Contract.

If your death occurs on or after the date you begin receiving minimum distributions under the Contract, distributions generally must be made at least as rapidly as under the method in effect at the time of your death. Tax Code Section 401(a)(9) provides specific rules for calculating the minimum required distributions after your death.

If your death occurs before the date you begin receiving minimum distributions under the Contract, your entire balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you die on September 1, 2015, your entire balance must be distributed to the designated beneficiary by December 31, 2020. However, if distributions begin by December 31 of the calendar year following the calendar year of your death, then payments may be made within one of the following timeframes:
- Over the life of the designated Beneficiary; or
- Over a period not extending beyond the life expectancy of the designated Beneficiary.

Start Dates for Spousal Beneficiaries. If the designated Beneficiary is your spouse, distributions must begin on or before the later of the following:
- December 31 of the calendar year following the calendar year of your death; or
- December 31 of the calendar year in which you would have attained age 70½.

No Designated Beneficiary. If there is no designated beneficiary, the entire interest generally must be distributed by the end of the calendar year containing the fifth anniversary of the Contract Owner's death.

Special Rule for IRA Spousal Beneficiaries (IRAs and Roth IRAs Only). In lieu of taking a distribution under these rules, if the sole designated Beneficiary is the Contract Owner's surviving spouse, the spousal Beneficiary may elect to treat the Contract as his or her own IRA and defer taking a distribution until his or her own start date. The surviving spouse is deemed to have made such an election if the surviving spouse makes a rollover to or from the contract or fails to take a distribution within the required time period.

Withholding

Any taxable distributions under the Contract are generally subject to withholding. Federal income tax withholding rates vary according to the type of distribution and the recipient's tax status.

IRAs and Roth IRAs. Generally, you or, if applicable, a designated Beneficiary may elect not to have tax withheld from distributions.

Non-resident Aliens. If you or your designated Beneficiary is a non-resident alien, withholding will generally be 30% based on the individual's citizenship, the country of domicile and treaty status. We may require additional documentation prior to processing any requested distribution.

Assignment and Other Transfers

IRAs and Roth IRAs. The Tax Code does not allow a transfer or assignment of your rights under these Contracts except in limited circumstances. Adverse tax consequences may result if you assign or transfer your interest in the Contract to persons other than your spouse incident to a divorce. Anyone contemplating such an assignment or transfer should contact a tax and/or legal adviser regarding the potential tax effects of such a transaction.

Same-Sex Marriages

Before June 26, 2013, pursuant to Section 3 of the federal Defense of Marriage Act ("DOMA"), same-sex marriages were not recognized for purposes of federal law. On that date the U.S. Supreme Court held in United States v. Windsor that Section 3 of DOMA is unconstitutional. While valid same-sex marriages are now recognized under federal law and the favorable income-deferral options afforded by federal tax law to an opposite-sex spouse under Tax Code Sections 72(s) and 401(a)(9) are now available to same-sex spouses, there are still unanswered questions regarding the scope and impact of the Windsor decision at a state tax level. Consequently, if you are married to a same-sex spouse you should contact a tax and/or legal adviser regarding spousal rights and benefits under the Contract described in this prospectus and your particular tax situation.

Possible Changes in Taxation

Although the likelihood of changes in tax legislation, regulation, rulings and other interpretation thereof is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation or other means. It is also possible that any change could be retroactive (i.e., effective before the date of the change). You should consult a tax and/or legal adviser with respect to legislative developments and their effect on the contract.

Taxation of the Company

We are taxed as a life insurance company under the Tax Code. We own all assets supporting the Contract obligations. Any income earned on such assets is considered income to the Company. We do not intend to make any provision or impose a charge under the Contracts with respect to any tax liability of the Company other than state premium taxes.